

2022
ANNUAL
REPORT

five BELOW®

fivebelow.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 28, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-35600

Five Below, Inc.
(Exact name of Registrant as specified in its charter)

Pennsylvania		**75-3000378**
(State or Other Jurisdiction of Incorporation or Organization)		**(I.R.S. Employer Identification No.)**

701 Market Street		
Suite 300		
Philadelphia		
Pennsylvania		**19106**
(Address of Principal Executive Offices)		**(Zip Code)**

(215)   546-7909
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	FIVE	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the securities act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑		Accelerated Filer	☐		Non-Accelerated Filer	☐	Smaller Reporting Company ☐
Emerging Growth Company		☐					

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of July 29, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of common stock (based upon the last reported sales price on The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately 6,914,474,150.

The number of shares of the registrant's common stock, $0.01 par value, outstanding as of March 15, 2023 was 55,655,710.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders to be held on June 13, 2023 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III of this report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our industry, business strategy, goals and expectations concerning our market position, future operations or results of operations, prospects and strategies for future growth, the introduction of new merchandise, the implementation of our marketing and branding strategies, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. Investors can identify these statements by the fact that they use words such as "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" and similar terms and phrases, or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this Annual Report reflect our views as of the date of this report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described below, in Part I, Item 1A "Risk Factors," and in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors include without limitation:

- *uncertainties associated with the Coronavirus (or COVID-19) pandemic, including closures of our stores, adverse impacts on our sales and operations, future impairment charges and the risk of global recession, and the impact of related government regulations;*

- *the impacts of inflation and increasing commodity prices;*

- *failure to successfully implement our growth strategy;*

- *disruptions in our ability to select, obtain, distribute and market merchandise profitably;*

- *reliance on merchandise manufactured outside of the United States;*

- *the direct and indirect impact of current and potential tariffs imposed and proposed by the United States on foreign imports, including, without limitation, the tariffs themselves, any counter-measures thereto and any indirect effects on consumer discretionary spending, which could increase the cost to us of certain products, lower our margins, increase our import related expenses, and reduce consumer spending for discretionary items, each of which could have a material adverse effect on our business, financial condition and results of future operations;*

- *the impact of price increases, such as, a reduction in our unit sales, damage to our reputation with our customers, and our becoming less competitive in the marketplace;*

- *dependence on the volume of traffic to our stores and website;*

- *inability to successfully build, operate or expand our shipcenters or network capacity;*

- *disruptions to the global supply chain, increased cost of freight, constraints on shipping capacity to transport inventory or the timely receipt of inventory;*

- *extreme weather conditions in the areas in which our stores are located could negatively affect our business and results of operations;*

- *disruptions in our information technology systems and our inability to maintain and update those systems could adversely affect operations and our customers;*

- *systemic failure of the banking system in the United States or globally;*

- *the risks of cyberattacks or other cyber incidents, such as the failure to secure customers' confidential or credit card information, or other private data relating to our crew or our company, including the costs associated with protection against or remediation of such incidents;*

- *increased operating costs or exposure to fraud or theft due to customer payment-related risks;*

- *inability to increase sales and improve the efficiencies, costs and effectiveness of our operations;*

- *dependence on our executive officers, senior management and other key personnel or inability to hire additional qualified personnel;*

- *inability to successfully manage our inventory balances and inventory shrinkage;*

- *inability to meet our lease obligations;*

- *the costs and risks of constructing and owning real property;*

- *changes in our competitive environment, including increased competition from other retailers and the presence of online retailers;*

- *the seasonality of our business;*

- *inability to successfully implement our expansion into online retail;*

- *natural disasters, adverse weather conditions, pandemic outbreaks (such as COVID-19), global political events, war, terrorism or civil unrest;*

- *the impact of changes in tax legislation;*

- *the impact to our financial performance related to insurance programs;*

- *inability to protect our brand name, trademarks and other intellectual property rights;*

- *the impact of product and food safety claims and effects of legislation; and*

- *restrictions imposed by our indebtedness on our current and future operations.*

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

INDEX

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Five Below, Inc. was incorporated in Pennsylvania in January 2002. Our principal executive office is located at 701 Market Street, Suite 300, Philadelphia, PA 19106 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this Annual Report. As used herein, "Five Below," the "Company," "we," "us," "our" or "our business" refers to Five Below, Inc. (collectively with its wholly owned subsidiary), except as expressly indicated or unless the context otherwise requires. As used herein, references to "Crew" refers to our employees, and references to "Shipcenters" refers to our distribution and logistics centers.

We purchase products in reaction to existing marketplace trends and, hence, refer to our products as "trend-right." We use the term "dynamic" merchandise to refer to the broad range and frequently changing nature of the products we display in our stores. We use the term "power" shopping center to refer to an unenclosed shopping center with 250,000 to 750,000 square feet of gross leasable area that contains three or more "big box" retailers (large retailers with floor space over 50,000 square feet) and various smaller retailers with a common parking area shared by the retailers. We use the term "lifestyle" shopping center to refer to a shopping center or commercial development that is often located in suburban areas and combines the traditional retail functions of a shopping mall with leisure amenities oriented towards upscale consumers. We use the term "community" shopping center to refer to a shopping area designed to serve a trade area of 40,000 to 150,000 people where the lead tenant is a variety discount, junior department store and/or supermarket. We use the term "trade area" to refer to the geographic area from which a given retailer generates a majority of its customers. Trade areas vary by market based on geographic size, population density, demographics and proximity to alternative shopping opportunities.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to "fiscal year 2023 or "fiscal 2023" refer to the period from January 29, 2023 to February 3, 2024, which consists of a 53-week fiscal year. References to "fiscal year 2022" or "fiscal 2022" refer to the period from January 30, 2022 to January 28, 2023, which consists of a 52-week fiscal year. References to "fiscal year 2021" or "fiscal 2021" refer to the period from January 31, 2021 to January 29, 2022, which consists of a 52-week fiscal year. References to "fiscal year 2020" or "fiscal 2020" refer to the period from February 2, 2020 to January 30, 2021, which consists of a 52-week fiscal year. References to "fiscal year 2019" or "fiscal 2019" refer to the period from February 3, 2019 to February 1, 2020, which consists of a 52-week fiscal year. References to "fiscal year 2018" or "fiscal 2018" refer to the period from February 4, 2018 to February 2, 2019, which consists of a 52-week fiscal year. References to 2023, 2022, 2021, 2020, 2019, and 2018 are to our fiscal years unless otherwise specified. Due to the 53rd week in fiscal 2017, the period from January 29, 2017 to February 3, 2018, all comparable sales related to any reporting period during the year ended February 2, 2019 are reported on a restated calendar basis using the National Retail Federation's restated calendar comparing similar weeks.

Our Company

Five Below is a leading high-growth value retailer offering trend-right, high-quality products loved by tweens, teens and beyond. We believe life is better when customers are free to "let go & have fun" in an amazing experience filled with unlimited possibilities. We offer a dynamic, edited assortment of exciting products, most priced at $5 and below, including select brands and licensed merchandise across eight worlds: Style, Room, Sports, Tech, Create, Party, Candy and New & Now. Based on our management's experience and industry knowledge, we believe our customer-centric, experience-first, innovative approach to retail has led to a fiercely loyal customer base and has fostered universal appeal across a variety of age groups beyond our target demographic.

We opened the first Five Below store in the greater Philadelphia area in 2002 and, since then, have been expanding throughout the United States. As of January 28, 2023, we operated a total of 1,340 locations across 42 states. Our new store model assumes a store size of approximately 9,500 square feet and is typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We opened 150 new stores in fiscal 2022 and we plan to open 200 new stores in fiscal 2023. We believe that we have the opportunity to grow our store base to more than 3,500 locations over time.

We also offer our merchandise on the internet, through our fivebelow.com e-commerce website as well as with an on demand third party delivery service to enable our customers to shop online and receive convenient same day delivery. All e-commerce sales, which includes shipping and handling revenue, are included in net sales and are included in comparable sales. Our e-commerce expenses will have components classified as both cost of goods sold and selling, general and administrative expenses.

We believe that our business model has resulted in strong financial performance when considered in light of the economic environment:

- Our comparable sales decreased by 2.0% in fiscal 2022, increased by 30.3% in fiscal 2021, and decreased by 5.5% in fiscal 2020. Comparable sales results in fiscal 2021 and fiscal 2020 were impacted by the COVID-19 pandemic.
- We expanded our store base from 1,020 stores at the end of fiscal year 2020 to 1,340 stores at the end of fiscal year 2022, representing a compounded annual growth rate of 14.6%.
- Between fiscal 2020 and 2022, our net sales increased from $2.0 billion to $3.1 billion, representing a compounded annual growth rate of 25.2%. Over the same period, our operating income increased from $154.8 million to $345.0 million, representing a compounded annual growth rate of 49.3%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

- *Unique Focus on the Tween and Teen Customer.* We target an attractive customer segment of tweens and teens with trend-right merchandise at differentiated price points. We have built our concept to appeal to this customer base, which we believe to be economically influential and resilient based on our industry knowledge and experience, as well as their parents and others who shop for them. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience, drive traffic to our stores and website, and keep our customers engaged throughout their visits. We monitor trends in the ever-changing tween and teen markets and are able to quickly identify and respond to trends. Our price points enable tweens and teens to shop independently, often using their own money to make frequent purchases of items geared primarily to them and to exercise self-expression through their independent retail purchases.

- *Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.* We deliver an edited assortment of trend-right as well as everyday products within each of our category worlds that changes frequently to create a sense of anticipation and freshness, which we believe provides excitement for our customers. We have a broad range of vendors, most of which are domestically-based, which enables us to shorten response lead times, maximizes our speed to market and equips us to make more informed buying decisions. Our unique approach encourages frequent customer visits, and the breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

- *Exceptional Value Proposition for Customers.* We believe we offer a clear value proposition to our customers. Our price points, with most products priced at $5 and below, resonate with our target demographic and with other value-oriented customers. We are able to deliver on this value proposition through sourcing products in a manner that is designed to achieve low cost, fast response and high item velocity and sell-through. We maintain a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We also have the ability to employ an opportunistic buying strategy, when appropriate, capitalizing on select excess inventory opportunities with our vendors. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

- *Differentiated Shopping Experience.* We believe we have created a unique and engaging in-store and online atmosphere that customers find fun and exciting. While we refresh our products frequently, we maintain a floor layout, designed with an easy-to-navigate flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage. This approach makes our stores a destination, encouraging hands-on interaction with our products and conveying our value pricing. We have developed a unique culture that emanates from our crew, many of whom frequently shop at Five Below, to our customers, thereby driving a higher level of connectivity and engagement. Additionally, we believe our price points, coupled with our dynamic merchandising approach, create an element of discovery, driving repeat visits and customer engagement.

- ***Powerful and Consistent Store Economics.*** We have a proven store model that generates strong cash flow, consistent store-level financial results and a high level return on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable sales and financial results across all geographic regions and store-year classes.

- ***Highly Experienced and Passionate Senior Management Team with Proven Track Record.*** Our senior management team, led by Joel Anderson, our President and Chief Executive Officer, has extensive retail experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, digital, supply chain management and information technology. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure. We believe our management team is integral to our success and has positioned us well for long-term growth.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

- ***Grow Our Store Base.*** We believe there is significant opportunity to expand our store base throughout the United States from 1,340 locations as of January 28, 2023 to more than 3,500 locations within the United States over time. Based upon our strategy of store densification, we expect most of our near-term growth will occur within our existing markets, as well as new markets. This strategy allows us to benefit from enhanced brand awareness and achieve operational efficiencies. We opened 170 net new stores in fiscal 2021 and 150 new stores in fiscal 2022, and we plan to open 200 new stores in fiscal 2023. Our new store model assumes approximately 9,500 square feet and is primarily in-line locations within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We have a talented and disciplined real estate management team and a rigorous real estate site selection process. We analyze the demographics of the surrounding trade areas and the performance of adjacent retailers, as well as traffic and specific site characteristics and other variables. As of January 28, 2023, we have executed lease agreements for the opening of 103 new stores in fiscal 2023.

- ***Drive Comparable Sales.*** We expect to continue generating positive comparable sales growth by continuing to hone and refine our dynamic merchandising offering and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement. We believe that executing on these strategies will increase the frequency of purchases by our existing customers and attract new customers to our stores.

- ***Increase Brand Awareness.*** We have a cost-effective marketing strategy designed to promote brand awareness and drive store and website traffic. Our strategy predominantly includes the use of digital marketing, streaming video, television, philanthropic and local community marketing to support existing and new market entries. We leverage our growing e-mail database, mobile website and social media presence to drive brand engagement and increased store visits within existing and new markets. We believe that our digital experience is an extension of our brand and retail stores, serving as a marketing and customer engagement tool for us. Our digital experience allows us to continue to build brand awareness, grow online sales and expand our customer base.

- ***Enhance Operating Margins.*** We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our History

The Company was incorporated in Pennsylvania in January 2002 under the name of Cheap Holdings, Inc. by David Schlessinger and Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We changed our name to Five Below, Inc. in August 2002. In July 2014, Joel Anderson joined the Five Below senior management team and he was appointed Chief Executive Officer effective February 1, 2015.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively tapped the tween and teen markets. According to the U.S. Census Bureau, there were over 62 million people in the United States between the ages of 5 and 19, which represented approximately 20% of the U.S. population as of April 1, 2020. Based on management's experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group's basic needs are already met.

Our Merchandise

Strategy

We offer a dynamic, edited assortment of trend-right, high-quality products, with most priced at $5 or below, including select brands and licensed merchandise, targeted at the tween and teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management's experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to customers across a variety of age groups beyond our target demographic.

Our typical store features in excess of 4,000 products across a number of our category worlds including *Style*, *Room, Sports, Tech*, *Create*, *Party, Candy* and *New & Now*. We focus our merchandising strategy on maintaining core categories within our stores, but aim to generate high item velocity and sell-through to keep our assortment fresh and drive repeat visits. We monitor trends in our target demographic market, historical sales trends of current and prior products and the success of new product launches to ensure that our merchandise is relevant for our customers. We have a highly planned merchandise strategy focused on trend-right and everyday products supplemented by selected opportunistic purchases from our vendors to drive traffic and therefore offer our customers a consistently exciting shopping experience.

We believe we offer a compelling value proposition to our customers across all of our core product categories. The common element of our dynamic merchandise selection is the consistent delivery of exceptional value to the consumer, with most products offered at or below the $5 price point. Our pricing enables us to provide an extensive range of exciting products, while maintaining the attraction of a value retailer. Many of the products we sell can also be found in mall specialty stores, department stores, mass merchandisers and drug stores; however, we offer all of these products in an exciting and easy to shop retail environment at exceptional price points.

Product Mix

We organize the merchandise in our stores into the following category worlds:

- Style: Consists primarily of accessories such as novelty socks, sunglasses, jewelry, scarves, gloves, hair accessories, athletic tops and bottoms and "attitude" t-shirts. Our style offering also includes products such as nail polish, lip gloss, fragrance, and branded cosmetics.

- Room: Consists of items used to complete and personalize our customer's living space, including glitter lamps, posters, frames, fleece blankets, plush items, pillows, candles, incense, lighting, novelty décor, accent furniture and related items. We also offer storage options for the customer's room.

- Sports: Consists of an assortment of sport balls, team sports merchandise and fitness accessories, including hand weights, jump ropes and gym balls. We also offer a variety of games, including name brand board games, puzzles, collectibles and toys including remote control. In the summer season, our sports offering also includes pool, beach and outdoor toys, games and accessories.

- Tech: Consists of a selection of accessories for cell phones, tablets, audio and computers. The offering includes cases, chargers, headphones and other related items. We also carry a range of media products including books, video games and DVDs.

- Create: We offer an assortment of craft activity kits, as well as arts and crafts supplies such as crayons, markers and stickers. We also offer trend-right items for school such as backpacks, fashion notebooks and journals, novelty pens and pencils, locker accessories as well as everyday name brand items.

- Party: Consists of party goods, decorations, gag gifts and greeting cards, as well as every day and special occasion merchandise.

- Candy: Consists of branded items that appeal to tweens and teens. This category includes an assortment of classic and novelty candy bars and movie-size box candy, seasonal-related candy as well as gum and snack food. We also sell chilled drinks via coolers.

- New & Now: Consists of seasonally-specific items used to celebrate and decorate for events such as Christmas, Easter, Halloween and St. Patrick's Day. These products are most often placed at the front of the store.

Set forth below is data for the following groups of products – leisure, fashion and home, and snack and seasonal. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

	Percentage of Net Sales		
	2022	2021	2020
Leisure [1]	47.6 %	49.6 %	49.2 %
Fashion and home	29.2 %	30.2 %	35.8 %
Snack and seasonal [1]	23.2 %	20.2 %	15.0 %
Total	100.0 %	100.0 %	100.0 %

(1) Due to realignment of certain products, there was a minor adjustment to historical sales by product group.

Leisure includes items such as sporting goods, games, toys, tech, books, electronic accessories, arts and crafts, and party. *Fashion and home* includes items such as personal accessories, "attitude" t-shirts, beauty offerings, home goods and storage options. *Snack and seasonal* includes items such as seasonal goods, greeting cards, candy and other snacks, and beverages.

Our Stores

As of January 28, 2023, we operated 1,340 stores throughout the United States. Our new store model assumes a store size of approximately 9,500 square feet. Our stores are primarily located in power, community and lifestyle shopping centers; approximately 5% of our stores are located in malls. The following map shows the number of stores in each of the states in which we operated and the locations of our shipcenters as of January 28, 2023.



Existing Store Locations
Existing Shipcenter Locations

Store Design and Layout

We present our products in a unique and engaging in-store atmosphere. We maintain a floor layout designed with an easy-to-navigate flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing. In addition to traditional perimeter and gondola shelving, racks and tables, we utilize innovative approaches such as wheelbarrows, oil drums and bins strategically placed throughout our stores. These techniques foster customer interaction with products, supporting the strong relationship we strive to develop with our customers and enhance our upbeat and vibrant shopping environment.

Each of our category worlds is strategically located within our stores in an effort to enhance the customer's shopping experience. For example, our *New & Now* offerings are located in the front of the store with the goal of catching customers' attention and being "top of mind," and specially featured value items and other key items are positioned along the center aisle. Impulse items and "dollar value" items surround the checkout areas to capture add-on purchases.

Expansion Opportunities and Site Selection

Our unique focus on the tween and teen customer is supported by our real estate strategy to locate stores in high-visibility locations. We seek to operate stores in high-visibility, high-traffic retail venues, which reinforce our brand message, heighten brand awareness and drive customer traffic.

Our strategy is to densify markets with clusters of stores because of the considerable benefit that stores derive from market concentration. Our store model is profitable across a variety of urban, suburban and semi-rural markets and in multiple real estate venues including power, community and lifestyle shopping centers. Our retail concept works well with a large and varied group of national co-tenants that drive customer traffic.

We select store sites for new store openings based upon certain criteria including minimum population density requirements, availability of attractive lease terms, sufficient space and strong positioning within a center. Crew on our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which is composed of senior management including our executive officers, approves all of our locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the United States. We opened 150 new stores in fiscal 2022 and we plan to open 200 new stores in fiscal 2023 through expansion in existing markets and by entering new markets. We maintain a pipeline of real estate sites that have been approved by our real estate committee and have executed 103 leases as of January 28, 2023 for new stores in fiscal 2023. The actual number, location and timing of new store openings in 2023 will depend on a number of factors, such as retail trends, competition, the general economic environment and our ability to hire and retain new store managers and crew. Our recent store growth is summarized in the following table:

Period	Stores at Start of Period	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Period
Fiscal 2020	900	122	2	120	1,020
Fiscal 2021	1,020	171	1	170	1,190
Fiscal 2022	1,190	150	—	150	1,340

Opening stores within existing markets enables Five Below to benefit from enhanced brand awareness and to achieve advertising, operating and distribution efficiencies. Our targeted new store openings include additional locations in existing markets as well as expansion into new markets. In existing markets, we use a store densification strategy that promotes brand awareness and leverages marketing, operating and distribution costs. When entering new markets, we employ a store clustering strategy, opening multiple stores in a single market on the same day, enabling us to leverage marketing and pre-opening expenses and generate initial new market brand awareness.

Our store growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes a store size of approximately 9,500 square feet that achieves sales of approximately $2 million in the first full year of operation and an average new store cash investment of approximately $0.4 million, including our store build-out (net of tenant allowances), inventory (net of payables) and cash pre-opening expenses. Our new store model targets an average payback period of less than one year on our initial investment.

Store Operations

Each of our stores is managed by a store manager and one or two assistant managers who oversee full-time and part-time crew within each store. Each store manager is responsible for the day-to-day operations of his or her store, including the unit's operating results, maintaining a clean and appealing store environment and the hiring, training and development of crew. We also employ district managers who are responsible for overseeing the operations of 10 to 15 stores, on average, and regional directors who are responsible for overseeing the operations of our district managers.

We are guided by a philosophy that recognizes strong sales performance and customer service, allowing us to identify and reward crew who meet our high performance standards. Store managers participate in a rewarding bonus incentive program. We also recognize individual performance through internal promotions and provide extensive opportunities for advancement.

Our crew are critical to achieving our goals, and we strive to hire talented people with high energy levels and motivation. We have well-established store operating policies and procedures and an in-store training program for new store managers, assistant managers and store associates. In addition, we have a dedicated group of training and new store opening managers who are focused on ensuring a consistent new store opening and remodel process and who leverage their extensive experience and knowledge of Five Below to train new store managers. Our customer service and store procedure training programs are designed to enable crew to assist customers in a friendly manner and to help create a positive sales-driven environment as well as teach successful operating practices and procedures.

Merchandising, Sourcing and Distribution

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy.

Merchandising

Our merchandising team consists of a Chief Merchandising Officer, who reports directly to our Chief Executive Officer, and is supported by an extensive team of merchandising crew. Our merchandising team works directly with our product development team and our central planning and allocation group to ensure a consistent delivery of products across our store base. Our Chief Merchandising Officer has over 30 years of experience within the retail sector. Our product development team works directly with our merchandising group to identify new and improved products through international sourcing and has significant experience within the retail sector.

Sourcing

We believe we have strong sourcing capabilities developed through a dynamic and collaborative relationship with our vendor partners that provide us with favorable access to quality merchandise at attractive prices. We regularly purchase core merchandise in accordance with our key categories. We also have the ability to employ an opportunistic buying strategy, when appropriate, capitalizing on selected excess inventory opportunities, to purchase complementary merchandise based on consumer trends, product availability and favorable economic terms.

We work with approximately 1,000 vendors, with no single vendor representing more than 5% of our purchases in fiscal 2022. We sourced approximately 60% of our purchases from domestic vendors in fiscal 2022. We typically have no long-term supply agreements or exclusive arrangements with our vendors.

Distribution and Fulfillment

We distribute approximately 85% of our merchandise for our retail stores from our approximately 1,030,000 square foot shipcenter in Indianapolis, Indiana, our approximately 1,000,000 square foot shipcenter in Pedricktown, New Jersey, our approximately 860,000 square foot shipcenter in Conroe, Texas, our approximately 860,000 square foot shipcenter in Buckeye, Arizona and our approximately 700,000 square foot shipcenter in Forsyth, Georgia, with the remaining merchandise shipped directly from the vendor to our stores. We realize cost savings by working with our vendors to streamline and reduce packaging to diminish shipping costs.

For our direct-to-customer e-commerce business, we commenced fulfillment operations in Pedricktown, New Jersey in fiscal 2018, Buckeye, Arizona in fiscal 2021, and Indianapolis, Indiana in fiscal 2022.

We generally ship merchandise from our shipcenters to our stores one to four times a week, depending on the season and the volume of a specific store. We use either contract carriers or our own private-fleet of trucks to ship merchandise to our stores.

We continuously assess ways to maximize the productivity and efficiency of our existing distribution facilities and evaluate opportunities for additional shipcenters.

In March 2019, we completed the purchase of an approximately 700,000 square foot shipcenter in Forsyth, Georgia. The total amount paid for the land and building was approximately $42 million. We began operating the shipcenter in April 2019.

In August 2019, we acquired land in Conroe, Texas, to build an approximately 860,000 square foot shipcenter. The total amount paid for the land and building was approximately $56 million. We began operating the shipcenter in July 2020.

In July 2020, we acquired land in Buckeye, Arizona, to build an approximately 860,000 square foot shipcenter. The total amount paid for the land and building was approximately $65 million. We began operating the shipcenter in August 2021.

In March 2021, we acquired land in Indianapolis, Indiana, to build an approximately 1,030,000 square foot shipcenter. The total amount paid for the land and building was approximately $60 million. We began operating the shipcenter in June 2022.

As a result of the significant expansion of our network of distribution facilities over the last several years, including the opening of our Indianapolis, Indiana shipcenter in June 2022, we ceased operations at our shipcenters in Olive Branch, Mississippi and Cincinnati, Ohio in the first half of fiscal 2022.

Marketing and Advertising

Our cost-effective marketing strategy is designed to promote brand awareness and drive store and website traffic with our target demographic, as well as other value-oriented customers. Our strategy includes highlighting our brand, exceptional value and quality proposition predominantly through the use of digital advertising, commercials (on television and through streaming), affiliate marketing, social influencers, content creators, syndicated talk show integrations and local marketing, with a focus on peak selling seasons. Additionally, we rely on the strong visibility and the presence of our store locations, email messaging and philanthropic community fundraising to promote and further our brand image and drive traffic. Our digital experience, anchored by our mobile e-commerce website, app and social media presence is growing rapidly as we utilize TikTok, Instagram, Facebook, YouTube and Snapchat to engage our customers with compelling digital content on a frequent basis.

Our marketing team, which reports into our Chief Merchandising Officer, works with our merchandising team to develop novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our quality products and convey our value pricing.

For new store openings, we seek to create community awareness and consumer excitement predominantly through digital advertising, public relations, community outreach and events promoting the grand opening. We also aim to execute multiple store openings in a given new market on the same day in order to leverage marketing efforts to produce maximum impact.

In addition to our marketing and advertising efforts described above, we also maintain an e-commerce website (www.fivebelow.com) and, over the last few years, our online following has grown substantially. We use both our website and social media channels to highlight our featured products, value/quality proposition, store locations, employment opportunities, and grand openings.

Competition

We compete with a broad range of retailers including discount, mass merchandise, grocery, drug, convenience, variety and other specialty stores with both physical locations and online stores. Many of these retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. We also compete with online retailers who do not have traditional brick and mortar locations.

The principal basis upon which we compete is by offering a dynamic, edited assortment of trend-right products, with most priced at $5 and below and also inclusive of select brands and licensed merchandise, targeted at the tweens, teens and beyond. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Our success also depends in substantial part on our ability to respond quickly to trends so that we can meet the changing demands of our customers. We believe that we compare favorably relative to many of our competitors based on our merchandising strategy, edited product assortment targeted at tweens and teens, store environment, flexible real estate strategy and company culture. Nonetheless, certain of our competitors have greater financial, distribution, marketing and other resources than we do.

Trademarks and Other Intellectual Property

We own several trademarks that have been registered with the U.S. Patent and Trademark Office, including Five Below®, Five Beyond® and Five Below Hot Stuff. Cool Prices®. We also own domain names, including www.fivebelow.com, and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks whenever practicable and pursue any infringement of those marks. Solely for convenience, trademarks and trade names referred to in this document may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We also refer to product names, trademarks, trade names and service marks that are the property of other companies.

Management Information Systems

Our management information systems provide a full range of business process assistance and timely information to support our merchandising strategy, warehouse management, stores and operating and financial teams. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise planning and buying, inventory management, financial reporting, real estate, human resource and administrative functions. We continuously assess ways to maximize productivity and efficiency, and evaluate opportunities to further enhance our existing systems.

Government Regulation

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and shipcenters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We maintain third-party insurance for a number of risk management activities including but not limited to workers' compensation, cyber, directors & officers, general liability, property and crew-related health care benefits. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Human Capital

Our Purpose, Beliefs and Core Values

      The success and growth of Five Below is the direct result of our crew who embrace our purpose, our beliefs and our core values.

Why We Exist *- Our Purpose -*	*What We Believe* *- The Five Below Way -*	*How We Behave* *- Our Five Core Values -*
Five Below believes life is better when customers are free to Let Go and Have Fun in an amazing experience filled with unlimited possibilities priced so low we make it easy to say YES! to the newest, coolest stuff!	We are an Adopted Family. One who actively participates and leans in to support each other and our business. In this family, we value every individual for their uniqueness and potential. We know Five Below is strongest when our teams reflect the diversity of the communities we serve and our crew members can bring their whole authentic self to work, do what they do best, feel that they truly belong and grow every single day.	We live our purpose through five core values. These values guide all of our decisions and actions. • Wow Our Customers • Unleash Your Passion • Hold the Penny Hostage • Achieve the Impossible • Work Hard, Have Fun and Build a Career

Crew

      As of January 28, 2023, we employed approximately 6,500 full-time and 15,400 part-time crew. Of our total crew, approximately 700 were corporate, approximately 900 were based at our shipcenters in Pedricktown, New Jersey, Forsyth, Georgia, Conroe, Texas, Buckeye, Arizona, and Indianapolis, Indiana and approximately 20,300 were store crew located in 42 states throughout the United States. The number of part-time crew fluctuates depending on seasonal needs. None of our crew belong to a union or are party to any collective bargaining or similar agreement.

Total Rewards

We provide a comprehensive suite of benefits designed to help crew and their families stay healthy, meet their financial goals, protect their income and help them balance their work and personal lives. We provide competitive pay and significant career growth opportunities all within a culture that values diverse viewpoints and contributions at every level. Our available benefits also include the following:

Health and Wellness	Medical (with a choice of two high deductible plans and a traditional plan)
	Prescription drug coverage included with every medical plan
	Dental (with a choice of three plans)
	Vision plan (with a choice of two plans)
	Health savings account with Company match
	Pre-tax flexible spending account for qualified medical and dependent care expenses
	Mental health support with medical benefits coverage
	Crew assistance program with supplemental mental health support
	Medical option for part-time crew
Life and Disability	No cost life and disability coverage provided for all full-time crew
	Supplemental life plan at option and cost of crew
401(k)	401(k) retirement savings option with safe harbor Company match
Other	In-store crew discount
	Employee Stock Purchase Plan
	Paid time off provided to all full-time crew
	Paid parental leave provided to all full-time crew
	Identification theft, pet insurance, legal services access, term life, as well as supplemental accident, hospital indemnity, and critical illness coverage

Employment Practices

We aim to provide challenging, meaningful and rewarding opportunities for personal and professional growth of all crew and encourage all crew to bring their unique backgrounds and experiences to the table to work together. In order to promote the desired work environment, we have adopted policies which describe the standards of respect, inclusivity and professionalism expected of all crew.

As an equal opportunity employer, we comply with all federal, state and local laws. This means that we make all employment decisions (such as who to recruit, hire, train, promote, transfer, and terminate, as well as compensation decisions) without considering an crew's or applicant's sex, race, religion, color, gender (including gender identity and gender expression), national origin, ancestry, physical or mental disability, medical condition, genetic information, marital status, registered domestic partner status, age, sexual orientation, military and veteran status or any other characteristic protected by federal, state or local law.

We do not and will not tolerate harassment, discrimination, retaliation, and disrespectful or other unprofessional conduct against crew or any other covered persons based on any protected characteristic. We also prohibit discrimination, harassment, disrespectful or unprofessional conduct based on the perception that anyone has any of those characteristics or is associated with a person who has or is perceived as having any of those characteristics. In addition, we will not retaliate against individuals who raise complaints of discrimination or harassment or who participate in workplace investigations or other protected activities. Furthermore, we are committed to maintaining a workplace free from sexual harassment and unwelcome conduct and recognizes sexual harassment as a form of workplace discrimination.

We promote and strive to maintain a safe and healthy work environment and conduct our business in ways that protect our crew's safety and are sensitive to the environment. We are committed to maintaining a drug-free workplace and prohibit the manufacture, distribution, sale, purchase, transfer, possession, or use of illegal substances in the workplace, while representing us outside the workplace or if such activity affects work performance or the work environment of the Company.

We encourage open, timely communications that help us achieve organizational goals, share information, increase understanding, participate in the decision-making process, enhance our pride in the organization and provide recognition for our work-related successes. We believe our policies and practices are in compliance with all applicable laws and have been designed with significant inputs from the crew themselves.

Turnover

Retention of our talented crew is an important focus for us. We, therefore, monitor crew turnover, particularly at the store management level and employ various strategies to strive to improve our turnover rate.

Crew Engagement

We engage our crew in a variety of ways, including: conducting an annual crew survey to directly engage with, and collect feedback from our crew, maintaining an open-door policy for crew to report concerns, and providing an anonymous reporting hotline, available in multiple languages and managed by an independent company not affiliated with us, to allow crew to voice concerns freely.

The annual crew survey results help us understand the crew experience, evaluate our performance, identify our strengths, and pinpoint opportunities for improvement. Starting in fiscal 2020, we partnered with Gallup, Inc., a global analytics and advisory firm, to monitor and improve the engagement of our workforce. We utilize the survey results to identify strengths and weaknesses and create action plans to improve engagement and, ultimately, team performance.

In 2022 a high percentage of our crew participated in the survey, and the results demonstrated that our overall engagement levels exceed Gallup's averages in retail, in the United States and worldwide. The results also reflected that we are a mission-driven company with crew's response on our strength of purpose far exceeding Gallup's measurement for world class.

Seasonality

Our business is seasonal in nature with the highest level of net sales and net income generated in the fourth fiscal quarter due to the year-end holiday season and, therefore, operating results for any fiscal quarter are not necessarily indicative of results for the full fiscal year. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales, net income and working capital requirements during the year.

Available Information

For more information about us, visit our website at www.fivebelow.com. The contents of our website are not part of this Annual Report on Form 10-K. Our electronic filings with the Securities and Exchange Commission (including all annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to these reports), including the exhibits, are available, free of charge, through our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and uncertainties when reading this Annual Report. If any of the following risks actually occur, our business, financial condition and/or results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known to us or that we currently deem to be immaterial that may materially adversely affect our business, financial condition and/or results of operations.

Risks Relating to Our Business and Industry

The COVID-19 global pandemic may continue to have, a material adverse impact on our business, results of operations, financial condition, and cash flows.

The COVID-19 global pandemic and related preventative and protective actions have materially adversely impacted our business. Further resurgences in COVID-19 cases, including from variants, could cause additional restrictions, including temporarily closing all or some of our stores again. An outbreak at one of our stores, even if we follow appropriate precautionary measures, could negatively impact our crew, customers, and brand.

If the pandemic were to worsen or continue, including from variants of COVID-19, for a longer period than currently anticipated, business and consumer responses to the pandemic could adversely affect, among other aspects of our business:

- our ability to maintain and increase sales and margins and to execute effectively on our business plans;

- our ability to identify and respond effectively to changes in consumer preferences and behavior, including decreased consumer discretionary spending;

- our ability to implement and maintain safety measures to keep our crew and customers safe;

- our ability to generate increased sales through our e-commerce website and curbside pickup (in the event any store is required to be closed to the public);

- our ability to receive products from our vendors and to distribute such products to our store locations;

- our vendors' ability to manufacture and distribute products to us;

- our business partners' ability to operate or manage increases in their operating costs and other supply chain effects that may have an adverse effect on our ability to meet consumer demand and achieve cost targets;

- our ability to comply with financial covenants in credit agreements and with credit terms in agreements with our suppliers; and

- our ability to restructure our lease obligations.

Any of the negative impacts of the pandemic, including those described above, alone or in combination with others, may exacerbate many of the risk factors discussed otherwise herein. The full extent to which the pandemic will negatively affect our business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the severity of COVID-19 and its variants, the scope and duration of the pandemic and actions taken by governmental authorities businesses and customers in response to the pandemic.

Inflation and rising commodity prices could adversely affect our business.

Our financial performance could be adversely impacted by inflation, which is subject to market conditions. Inflationary pressures on the products we sell could impact our net sales and earnings. If the cost of goods changes as a result of inflation, we may be unable to adjust our retail prices accordingly, which could adversely impact our sales or earnings. During fiscal 2022, we experienced levels of inflation that are higher than we have experienced in recent years, resulting in part from various supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain, monetary policy actions, and other disruptions caused by the COVID-19 pandemic and the uncertain economic environment. While we have been able to mitigate this impact to date through our pricing strategies, we are unable to predict how long the current inflationary environment will continue or the impact of inflationary trends on consumer behavior and our sales and profitability in the future. Additionally, commodities can be subject to availability constraints and price volatility caused by weather, supply conditions, political instability, government regulations, tariffs, energy prices and general economic conditions and other unpredictable factors. Changes in commodity prices could also negatively impact our sales and earnings if our competitors react more aggressively.

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our growth and results of operations.

Our growth is dependent on our ability to open profitable new stores. We believe we have an opportunity to continue to grow our store base from 1,340 stores in 42 states as of January 28, 2023 to more than 3,500 locations over time.

Our ability to open profitable new stores depends on many factors, including our ability to:

- identify suitable markets and sites for new stores;

- negotiate leases with acceptable terms;

- achieve brand awareness in the new markets;

- efficiently source and distribute additional merchandise;

- expand our distribution capacity by successfully opening and operating new shipcenters;

- maintain adequate distribution capacity, information systems and other operational system capabilities;

- hire, train and retain store management and other qualified crew; and

- achieve sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot guarantee that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our common stock.

Any disruption in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise could impact our business negatively.

We generally have been able to select and obtain sufficient quantities of attractive merchandise at prices that allow us to be profitable. If we are unable to continue to select products that are attractive to our customers, to obtain such products at costs that allow us to sell such products at a profit, or to market such products effectively to consumers, our sales or profitability could be affected adversely. In addition, the success of our business depends in part on our ability to anticipate, identify and respond promptly to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to quickly respond to developing trends or if the spending patterns or demographics of these markets change, and we do not timely and appropriately respond to such changes, then the demand for our products, which are discretionary, and our market share could be adversely affected. Failure to maintain attractive stores and to timely identify or effectively respond to changing consumer needs, preferences and spending patterns could adversely affect our relationship with customers, the demand for our products and our market share.

Any disruption in the supply or increase in pricing of our merchandise could negatively impact our ability to achieve anticipated operating results. The products we sell are sourced from a wide variety of domestic and international vendors. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply become unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could affect our sales.

Our reliance on merchandise manufactured outside of the United States subjects us to legal, regulatory, political and economic risks. In particular, tariffs imposed by the U.S. government could increase the cost to us of certain products, lower our margins, increase our import related expenses, cause us to increase our prices to consumers, and reduce consumer spending on discretionary items, each of which could have a material adverse effect on our business, financial condition and results of future operations.

A significant majority of our merchandise is manufactured outside of the United States, and changes in the prices and flow of these goods for any reason could have an adverse impact on our operations. The United States and other countries have occasionally proposed and enacted protectionist trade policies, which may result in changes in tariff structures and trade policies and restrictions that could increase the cost or reduce the availability of certain merchandise. For example, in 2018 and 2019 the United States imposed increased tariffs on certain imports from China (up to 30%), and the then-President of the United States, at one point, directed United States companies to immediately begin to look for alternatives to China and suggested he had the authority to order United States companies to cease production in, and importation from, China. Although a partial trade deal has been reached between the United States and China, the trade issues between these countries are not fully resolved. The trade issues between the United States and China may continue to be volatile and difficult to predict or forecast.

Increased tariffs as well as any newly imposed tariffs on items imported from China or elsewhere would likely result in lower gross margins on impacted products, unless we are able to successfully take any one or more of the following mitigating actions: negotiate lower product costs with our vendors, purchase products produced in countries with no or lower tariffs or transition away from domestic vendors who source from China or other tariff impacted countries, increase our prices, or alter or cease offering certain products. Any increase in pricing, alteration of products or reduced product offering could reduce the competitiveness of our products. Furthermore, any retaliatory counter-measures imposed by countries subject to such tariffs, such as China, could increase our, or our vendors', import expenses. Additionally, even if the products we import are not directly impacted by additional tariffs, the imposition of such additional tariffs on goods imported into the United States could cause increased prices for consumer goods in general, which could have a negative impact on consumer spending for discretionary items reducing demand for our products. These direct and indirect impacts of increased tariffs or trade restrictions implemented by the United States, both individually and cumulatively, could have a material adverse effect on our business, financial condition and results of future operations.

It has also been suggested that the United States may materially modify or withdraw from some of its existing trade agreements. Any of these or other measures, if ultimately enacted, or events relating to the manufacturers of our merchandise and the countries in which they are located, some or all of which are beyond our control, could adversely affect our ability to access suitable merchandise on acceptable terms, negatively impact our operations, increase costs and lower our margins. Such events or circumstances include, but are not limited to:

- political and economic instability;
- the financial instability and labor problems of the manufacturers of our merchandise;
- the availability and cost of raw materials;

- merchandise quality or safety issues;

- changes in currency exchange rates;

- the regulatory environment in the countries in which the manufacturers of our merchandise are located;

- work stoppages or other employee rights issues;

- inflation or deflation; and

- transportation availability, costs and disruptions.

Moreover, negative press or reports about products manufactured outside the United States may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other factors affecting the manufacturers of our merchandise who are located outside of the United States and our access to our products could adversely affect our financial performance.

We have implemented price increases in an effort to mitigate current and future cost increases. These or future price increases could reduce our unit sales, damage our reputation with our customers as an extreme value retailer, or cause us to become less competitive in the marketplace, each of which could have a material adverse effect on our business, financial condition and results of future operations.

We, like many retailers, are and may in the future be subject to increasing operational costs, including escalating product costs, the imposition of tariffs on imported goods, and higher wage and benefits costs in response to legislative requirements and competitive pressures. In fiscal 2019, we implemented price increases (including beyond $5 per item) in an effort to mitigate some or all of the risks of such operational cost increases. We can offer no assurances that price increases will be accepted by our customers, or that price increases will be sufficient to offset the impact of future cost increases. In addition, any increase in our prices may cause our unit sales to decline, and could undermine our positioning as an extreme value retailer making us less attractive to our customers and less competitive in the marketplace. Accordingly, such factors could have a material adverse effect on our business, financial condition and results of future operations.

Our sales depend on a volume of traffic to our stores, and a reduction in traffic to, or the closing of, anchor tenants and other destination retailers in the shopping centers in which our stores are located could significantly reduce our sales and leave us with excess inventory.

Most of our stores are located in power, community and lifestyle shopping centers that benefit from the ability of "anchor" retail tenants, generally big box stores, and other destination retailers and attractions to generate sufficient levels of consumer traffic in the vicinity of our stores. Any decline in the volume of consumer traffic at shopping centers, whether because of consumer preferences to shop on the internet or at large warehouse stores, an economic slowdown, a decline in the popularity of shopping centers, the closing of anchor stores or other destination retailers or otherwise, could result in reduced sales at our stores and leave us with excess inventory, which could have a material adverse effect on our financial results or business.

Our new store growth is dependent upon our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could affect our performance adversely.

We maintain shipcenters in Pedricktown, New Jersey, Forsyth, Georgia, Conroe, Texas, Buckeye, Arizona, Indianapolis and Indiana. We continuously assess ways to maximize the productivity and efficiency of our existing distribution facilities and evaluate opportunities for additional shipcenters. In July 2020, we acquired land in Buckeye, Arizona, to build an approximately 860,000 square foot shipcenter, which we began operating in August 2021. In March 2021, we acquired land in Indianapolis, Indiana, to build an approximately 1,030,000 square foot shipcenter, which we began operating in June 2022. As a result of the significant expansion of our network of distribution facilities over the last several years, including the opening of our Indianapolis, Indiana shipcenter in June 2022, we ceased operations at our shipcenters in Olive Branch, Mississippi and Cincinnati, Ohio in the first half of fiscal 2022. Delays in opening the planned new shipcenters could adversely affect our future operations by slowing store growth, which could in turn reduce sales growth. In addition, any distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects, including opening the planned new shipcenters could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

In addition, the fixed costs associated with owning, operating and maintaining our shipcenters during a period of economic weakness or declining sales can result in lower operating efficiencies, financial deleverage and potential impairment in the recorded value of distribution assets. This fixed cost structure may adversely affect profitability if sales volumes decline for an extended period of time and could have material adverse effects on our financial condition, results of operations or cash flow.

Furthermore, our shipcenters in Forsyth, Georgia, Conroe, Texas, Buckeye, Arizona and Indianapolis, Indiana subject us to the risks of owning real property, which include, but are not limited to:

- the possibility of environmental contamination and the costs associated with remediating any environmental problems;

- adverse changes in the value of this property, and any future properties we may own, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors;

- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

- the potential disruption of our business and operations arising from or connected with a relocation due to moving to or renovating the facility;

- increased cash commitments for improvements to the building or the property, or both;

- increased operating expenses for the buildings or the property, or both; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

Because most of our products are distributed from our shipcenters, the unexpected loss of any one of our shipcenters, due to natural disaster or otherwise, would materially affect our operations. We also rely upon independent third-party transportation to provide goods to our stores in a timely and cost-effective manner, through deliveries to our shipcenters from vendors and then from the shipcenters or direct ship vendors to our stores. Our use of outside delivery services for shipments is subject to risks outside of our control and any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. Unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments or resulting from labor shortages or work stoppages) could significantly decrease our ability to generate sales and earn profits. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Additionally, long-term disruptions to the United States and international transportation infrastructure from wars, political unrest, terrorism, natural disasters, governmental budget constraints and other significant events that could lead to delays or interruptions of service could adversely affect our business. As we seek to expand our operation through the implementation of our online retail capabilities, we may face increased or unexpected demands on shipcenter operations, as well as new demands on our distribution network.

Extreme weather conditions common to areas in which many of our stores are located could negatively affect our business and results of operations, particularly as such extreme conditions occur during what is typically our most profitable quarter.

Extreme weather conditions in the areas in which our stores are located could negatively affect our business and results of operations. We have a significant number of stores in the Northeastern and Midwestern regions of the United States, which are prone to inclement weather conditions, as well as severe storms. Such inclement weather could have a significant impact on consumer behavior, travel and store traffic patterns, as well as our ability to operate our stores. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other extreme weather conditions over a prolonged period could make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. In addition, we typically generate higher revenues and gross margins during our fourth fiscal quarter, which includes the year-end holiday season. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected.

A significant disruption in our information technology systems and our inability to adequately maintain and update those systems could adversely affect our operations and negatively affect our customers.

We rely extensively on our information technology systems (which includes certain systems currently outsourced to, or using cloud-based services provided by, third parties) throughout our business. We also rely on continued and unimpeded access to the internet to use our information technology systems. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses, malicious attacks, security breaches, catastrophic events, and implementation errors. If our systems are damaged, disrupted or fail to function properly or reliably, we may incur substantial repair or replacement costs, experience data loss or theft and impediments to our ability to manage inventories or process customer transactions, and encounter lost customer confidence, which could require additional promotional activities to attract customers and otherwise adversely affect our results of operations. We continually invest to maintain and update our information technology systems. Implementing significant system changes increases the risk of system disruption. The potential problems and interruptions associated with implementing technology initiatives, as well as providing training and support for those initiatives, could disrupt or reduce our operational efficiency, and could negatively impact customer experience and customer confidence.

If we are unable to secure our customers' confidential or credit card information, or other private data relating to our crew or our Company, we could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage our business reputation and adversely affect our financial results.

As with other companies, we are periodically subject to cyberattacks. Cyberattacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups and individuals (including criminal hackers, hacktivists, state-sponsored institutions, terrorist organizations and individuals or groups participating in organized crime) with a wide range of expertise and motives (including monetization of corporate, payment or other internal or personal data, theft of trade secrets and intellectual property for competitive advantage and leverage for political, social, economic and environmental reasons). Such cyberattacks and cyber incidents can take many forms including cyber extortion, denial of service, social engineering, such as impersonation attempts to fraudulently induce crew or others to disclose information or unwittingly provide access to systems or data, introduction of viruses or malware, such as ransomware through phishing emails, website defacement or theft of passwords and other credentials. Although we may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents, no cyberattack or other cyber incident has, to our knowledge, had a material adverse effect on our business, financial condition or results of operations to date.

The protection of our customer, crew and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements that affect our business. In addition, customers have a high expectation that we will adequately protect their personal information from cyberattack or other security breaches. We have procedures and technology in place designed to safeguard our customers' debit and credit card and other personal information, our crew's private data and company records, intellectual property and other confidential information, and we continue to devote significant resources to network security, backup and disaster recovery, and other security measures, including training, to protect our systems and data. Nevertheless, these security measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every such breach or disruption, including through the intentional or negligent actions of our crew, business associates or third parties. As a result, unauthorized parties may obtain access to our data systems and misappropriate customer data and company confidential information.

There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. Furthermore, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, we could be exposed to negative publicity, government enforcement actions, card issuer fines and/or penalties, private litigation or costly response measures. In addition, our reputation within the business community and with our customers may be affected, which could result in our customers discontinuing the use of debit or credit cards in our stores, or not shopping in our stores altogether. This could cause us to lose market share to our competitors and could have an adverse effect on our financial results.

We are subject to customer payment-related risks that could increase operating costs or exposure to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments using a variety of methods, including cash, credit and debit cards and gift cards. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. Any inability to comply with such requirements may subject us to increased risk of liability for fraudulent transactions and may adversely affect our business and operating results.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and operating results could be adversely affected.

Our growth from existing stores is dependent upon our ability to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

Increases in sales in existing stores are dependent on factors such as competition, including from online retailers, merchandise selection, store operations and customer satisfaction. If we fail to realize our goals of successfully managing our store operations and increasing our customer retention and recruitment levels, our sales may not increase and our growth may be impacted adversely.

Our success depends on our executive officers, senior management, district, store, and shipcenter managers, and other key personnel. If we lose our executive officers, senior management, district, store, and shipcenter managers, or any other key personnel, or are unable to hire additional qualified personnel, our business could be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers, senior management, district, store, and shipcenter managers, and other key personnel, including Joel Anderson, our President and Chief Executive Officer. The loss of the services of any of our executive officers, senior management, district, store, and shipcenter managers, or other key personnel could have an adverse effect on our operations. Competition for skilled and experienced management in the retail industry is intense, and our future success will also depend on our ability to attract, retain and motivate qualified personnel, as a failure to attract these key personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Our profitability and cash flows from operations may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Our inventory balance represented approximately 16% of our total assets as of January 28, 2023. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels and an appropriate product mix to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, or if our expectations about customer spending levels are inaccurate, we may have to take unanticipated markdowns to dispose of excess inventory, which also can adversely impact our financial results. We also experience inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will stay at acceptable levels or decrease in the future, or that the measures we are taking will effectively address the problem of inventory shrinkage. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our profitability and cash flows from operations may be negatively affected.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

Currently, we lease all of our store locations, as well as our corporate headquarters and distribution facilities in Pedricktown, New Jersey (and own our shipcenters in Forsyth, Georgia, Conroe, Texas, Buckeye, Arizona and Indianapolis, Indiana). As a result of the significant expansion of our network of distribution facilities over the last several years, including the opening of our Indianapolis, Indiana shipcenter in June 2022, we ceased operations at our shipcenters in Olive Branch, Mississippi and Cincinnati, Ohio in the first half of fiscal 2022. Our stores are leased from third parties, with typical initial lease terms of ten years. Many of our lease agreements also have additional five-year renewal options. Historically, we have been able to negotiate terms that fit within our economic model and that we believe are favorable; however, there is no guarantee that we will be able to continue to negotiate such terms. Consolidation in the commercial retail real estate market could affect our ability to successfully negotiate favorable rental terms for our stores in the future. Should significant consolidation occur, a large proportion of our store base could be concentrated with one or a few landlords that would then be in a position to dictate unfavorable terms to us due to their significant negotiating leverage. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

- requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

Operational difficulties, including those associated with our ability to either lease or build and operate our shipcenters, could adversely impact our business.

We maintain a network of shipcenters and are planning to lease or build new shipcenters in the future to support our growth objectives. Delays in opening these new shipcenters could adversely affect our future financial performance by slowing store growth, which may in turn reduce revenue growth, or by increasing transportation costs. In addition, shipcenter-related construction entails risks that could cause delays and cost overruns, such as: shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems, weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of these projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that these shipcenters or any future operational projects will be completed on time or within established budgets. Additionally, potential ownership of these facilities and of additional facilities which we may lease, acquire, build and own in the future, entails risks of our ability to comply with regulations restricting the construction and operation of these facilities, as well as local community actions opposed to the location of our facilities at specific sites and the adoption of local laws restricting our operations and environmental regulations, which may impact our ability to find suitable locations, and increase the cost of sites and of constructing, leasing and operating our facilities. We also may have difficulty negotiating real estate purchase agreements or leases on acceptable terms. Failure to manage these and other similar factors effectively may affect our ability to timely build or lease new facilities, which could have a material adverse effect on our future growth and profitability.

We operate in a competitive environment and, as a result, we may not be able to compete effectively or maintain or increase our sales, market shares or margins.

We operate in a highly competitive retail environment with numerous competitors, including online retailers, some of which have greater resources or better brand recognition than we do. We compete with respect to customers, price, store location, merchandise quality and supply, assortment and presentation, in-stock consistency, customer service and crew. This competitive environment subjects us to various risks, including the ability to provide quality, trend-right merchandise to our customers at competitive prices that allow us to maintain our profitability. Because of our low price model, we may have limited ability to increase prices in response to increased costs without losing competitive position which may adversely affect our margins and financial performance. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability. Accordingly, we may face periods of intense competition in the future, which could have a material adverse effect on our profitability and results of operations.

Consolidation among retailers, changes in pricing of merchandise or offerings of other services by competitors could have a negative impact on the relative attractiveness of our stores to consumers. We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to copy our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers' shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer. Our ability to provide quality, trend-right products at attractive, competitive prices could be impacted by various actions of our competitors that are beyond our control.

Our business is seasonal, and adverse events during the holiday season could have a substantial negative impact on our operating results.

Our business is seasonal, with the highest percentage of sales (approximately 40% of total annual sales over the last two fiscal years) occurring during the fourth fiscal quarter (November, December and January), which includes the year-end holiday season. This increased percentage of net sales has historically resulted in the highest percentages of net income during the fourth fiscal quarter. We purchase substantial amounts of inventory in the end of the third fiscal quarter (October) and beginning of the fourth fiscal quarter (November and December) and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during these time periods. Adverse events, such as inclement or unusual weather, deteriorating economic conditions, higher unemployment, increased wage rates, higher gas prices or public transportation disruptions could result in lower-than-planned sales during the holiday season which may lead to unanticipated markdowns. Since we rely on third parties for transportation and use third-party warehouses when we build up inventory, a number of these factors are outside of our control. An unsuccessful fourth quarter, or holiday season, will have a substantial negative impact on our financial condition and results of operations for the entire fiscal year.

We may not be successful in our continued expansion into online retail and if we are successful, we will face new risks and challenges, which could adversely affect our results of operations.

We sell merchandise on the internet, through our fivebelow.com e-commerce website. Our ability to successfully execute a further expansion of our e-commerce strategy may suffer if we are unable to sell and fulfill our products in a cost-efficient manner.

In addition, if we are successful, we will encounter risks and difficulties frequently experienced by internet-based businesses, including risks related to our ability to attract and retain customers on a cost-effective basis and our ability to operate, support, expand and develop our internet operations, website and software and other related operational systems. Although we believe that our participation in both e-commerce and physical store sales will be a distinct advantage for us due to synergies, the potential for new customers and increased brand recognition nationwide in markets where we do not yet have stores, supporting product offerings through both of these channels could create issues that have the potential to adversely affect our results of operations. For example, if our e-commerce business successfully grows, it may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online rather than from our physical stores, thereby reducing the financial performance of our stores. In addition, selling products through the internet exposes us to the potential for fraud associated with "card-not-present" credit card transactions that does not exist for physical store sales. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection are more complex for online sales than for physical store sales. We may be denied the revenues associated with orders resulting from the unauthorized use of a cardholder's card number in an illegal activity even if the associated financial institution approved payment of the orders.

Our inability to upgrade or expand, our technology systems as a result of external factors, staffing shortages or difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We are continuing to expand, upgrade and develop our information technology capabilities, including, most recently, our core-enterprise resource planning system (or "ERP") which we implemented through Oracle software in fiscal 2020, the re-launch of our e-commerce website on the Hollar platform in fiscal 2020, and the implementation of a new enterprise wide human capital management system, Workday, in 2021. If we are unable to successfully continue upgrading or expanding our technological capabilities to support our growth we may not be able to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems, could also disrupt or reduce the efficiency of our operations.

Some of our information technology systems are currently outsourced to, or using cloud-based services provided by, third parties. If these third parties are unable, unwilling, or otherwise experience interruptions in their ability to provide services to us or to provide us access to the systems on which we rely, this would disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner. Furthermore, if these third parties are unable to secure our private data from cyberattacks and other cyber incidents, it may disrupt or reduce the efficiency of our operations or otherwise have a material adverse effect on our business, financial condition or reputation.

We also rely heavily on our information technology crew. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner.

We are exposed to the risk of natural disasters, adverse weather conditions, pandemic outbreaks, global political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, store locations and shipcenters, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to sell and distribute products. In addition, we operate in markets that are susceptible to pandemic outbreaks, including COVID-19, or terrorist acts, and our operations may be affected by disruptive political events, both global and domestic, such as civil unrest in countries in which our vendors are located or products are manufactured, and in the US, where protests and other disturbances have affected, and may continue to affect, our ability to operate our stores.

Our business may be harmed if our ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our net sales, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our stores or shipcenters, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, decreases in transportation capacity, increases in transportation costs, delay in the delivery of goods to our shipcenters or stores, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or combination thereof, could adversely affect our operations.

Changes to federal, state or provincial income tax legislation could have a material adverse effect on our business and results of operations.

From time to time, new tax legislation is adopted by the federal government and various states or other regulatory bodies. Significant changes in tax legislation could adversely affect our business or results of operations in a material way. As tax laws and related regulations change, our financial results could be materially impacted. Given the unpredictability of possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely impact our financial results.

Our current insurance programs may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage is subject to deductibles, limits of liability and similar provisions that we believe are prudent based on our overall operations. We may incur certain types of losses that we cannot insure or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative cost trends in the insurance market, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, because of ongoing changes in healthcare law, among other things, we may experience an increase in participation in our group health insurance programs, which may lead to a greater number of medical claims. If we experience a greater number of these losses than we anticipate, it could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to enforce our intellectual property rights, if we are accused of infringing a third party's intellectual property rights, or if the merchandise we purchase from brand partners is alleged to have infringed a third party's intellectual property rights, our business or results of operations may be adversely affected.

Our future success and competitive position depend in part on our ability to maintain and protect our brand. We currently own various intellectual property rights in the United States that differentiate us from our competitors, including our trademarks, such as the "Five Below®," "Ten Below®" and "Five Below Hot Stuff. Cool Prices®" marks. We also own domain names, including www.fivebelow.com, and unregistered copyrights in our website content. We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws to establish and protect our intellectual property and other proprietary rights, but the steps we take to protect such rights may be inadequate to prevent infringement of our trademarks and proprietary rights by others. Such unauthorized use of our trademarks, trade secrets, or other proprietary rights may cause significant damage to our brands and have an adverse effect on our business. The loss or reduction of any of our significant intellectual property or proprietary rights could have an adverse effect on our business.

Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of their intellectual property or other proprietary rights, whether or not the claims have merit. Such claims could be time consuming and expensive to defend, may divert management's attention and resources, and could harm our brand image. Defending against any such claims could have an adverse effect on our business or results of operations and cause us to incur significant litigation costs and expenses. In addition, resolution of such claims may require us to pay substantial damages with respect to past sales and to cease using the relevant intellectual property or other rights and to cease selling the allegedly infringing products, which in turn would result in our loss of the revenues and profits associated with the ongoing sale of such products, which could have a material adverse effect on our financial results. Alternatively, with respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we could be required to license the applicable intellectual property rights from third parties, and we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

We purchase merchandise from vendors that may be subject to copyrights or patents, or that may otherwise incorporate protected intellectual property. We do not manufacture any of the merchandise we purchase from our vendors for sale to our customers and we do not routinely independently investigate whether our manufacturing partners hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon the vendors' representations and indemnifications set forth in our purchase orders and supplier agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have rights with respect to merchandise we purchased from a vendor, or if we acquire unlicensed merchandise, we could be required to remove such merchandise from our stores, resulting in our loss of the revenues and profits associated with the ongoing sale of such products. In addition, we could incur costs associated with destruction of such merchandise if the vendor is unwilling or unable to reimburse us, and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Although our purchase orders and agreements with vendors generally require the vendor to indemnify us against such claims, a vendor may not have the financial resources to defend itself or us against such claims, in which case we may have to pay the costs and expenses associated with defending such claims. Any of these results could harm our brand image and have a material adverse effect on our financial condition, cash flows and results of operations as well as our growth.

Product and food safety claims and the effects of legislation and regulations on product safety and quality and food safety and quality could affect our sales and results of operations adversely.

We may be subject to product liability claims from customers or actions brought or penalties assessed by government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products are contractually required to comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our vendors. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by the manufacturers' lack of understanding of U.S., state-specific or local product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. Furthermore, if our vendors are unable or unwilling to recall products failing to meet standards, we may be required to recall those products at a substantial cost to us.

We purchase a portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. We attempt to assure compliance and to test products when appropriate, and we seek to obtain indemnification through our vendors or to be listed as an additional insured, but there is no assurance that these efforts will be successful.

The terms and availability of our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which may include limitations on our ability to, among other things:

- incur additional indebtedness;
- pay dividends and make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- enter into transactions with our affiliates;
- redeem our common stock; and
- engage in certain merger, consolidation or asset sale transactions.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores. Our ability to comply with these covenants and other provisions in the revolving credit facility and any future debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our revolving credit facility and any future debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our revolving credit facility and any future debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our revolving credit facility and any future debt instruments were to be accelerated, our future financial condition could be materially adversely affected.

Furthermore, a systemic failure of the banking system in the United States or globally may result in a situation in which we lose our ability to draw down funds from our revolving credit facility, lose access to our deposits and are unable to obtain financing from other sources which could materially and adversely affect our business and financial condition.


Risks Related to Ownership of Our Common Stock


Our stock price may be volatile or may decline regardless of our operating performance.

An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, broad market and industry factors, most of which we cannot control, may harm the price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our common stock may include, among other things:

- actual or anticipated fluctuations in quarterly operating results or other operating metrics, such as comparable sales, that may be used by the investment community;

- changes in financial estimates by us or by any securities analysts who might cover our stock;

- speculation about our business in the press or the investment community;

- conditions or trends affecting our industry or the economy generally, including, without limitation, the systemic failure of the banking system in the United States or globally;

- stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the retail industry;

- announcements by us or our competitors of new product offerings, significant acquisitions, strategic partnerships or divestitures;

- our entry into new markets;

- timing of new store openings;

- percentage of sales from new stores versus established stores;

- additions or departures of key personnel;

- actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

- significant developments relating to our relationships with business partners, vendors and distributors;

- customer purchases of new products from us and our competitors;

- investor perceptions of the retail industry in general and our Company in particular;

- major catastrophic events;

- volatility in our stock price, which may lead to higher share-based compensation expense under applicable accounting standards; and

- changes in accounting standards, policies, guidance, interpretation or principles, for example, the adoption of Financial Accounting Standards Board ("FASB") ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting," which involves employee share-based payment accounting and the volatility of the effective tax rate.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. For example, we and certain of our current and former senior officers had been parties to a securities class action lawsuit filed against us, which was dismissed. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management's attention and resources.

Our business and reputation may be adversely affected by environmental, social and governance matters.

Investor and regulatory focus is intensifying with respect to certain environmental, social and governance ("ESG") matters. These matters include, among others, (i) efforts and mitigation of the impact of climate change, (ii) human rights matters, (iii) ethics and compliance with law, (iv) diversity, equity and inclusion, and (v) the role of the Company's board of directors in supervising various sustainability issues. Additionally, in the retail industry, the materials used in the products we sell as well as where we source our products is of particular importance.

In addition, investment in funds that specialize in companies that perform well in ESG assessments are increasingly popular, and major institutional investors and advisors have publicly emphasized the importance of ESG measures to their investment decisions and recommendations. Investors who are focused on ESG matters may seek enhanced disclosures or require implementation of policies that may be adverse to our business, and there can be no assurances that shareholders will not advocate, via proxy contests, media campaigns or other public or private means, for us to take ESG focused actions on an accelerated timeline.

Additionally, there can be no certainty that we will successfully navigate or manage ESG issues or that we will successfully meet investors or others expectations. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation with governments, customers, crew, other third parties and the communities and industries in which we operate, as well as, on our business, share price, financial condition, access to capital or results of operations.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which shareholders vote.

Our Board of Directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares issuable upon the vesting of restricted stock units or performance-based restricted stock units, shares that may be issued to satisfy our obligations under our equity incentive plan or shares of our authorized but unissued preferred stock. As of January 28, 2023, 3.5 million stock options, restricted shares, or restricted stock units were available for grant under our equity incentive plan, and 0.7 million shares of our common stock are issuable upon the exercise of options outstanding, the vesting of restricted stock units and the vesting of performance-based restricted stock units under that plan. Exercises of these options or issuances of common stock or preferred stock could reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including under agreements for indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Anti-takeover provisions could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and applicable provisions of Pennsylvania law may make it more difficult or impossible for a third party to acquire control of us or effect a change in our Board of Directors and management.

In particular, these provisions, among other things:

- provide that only the chairman of the Board of Directors, the chief executive officer or a majority of the Board of Directors may call special meetings of the shareholders;
- classify our Board of Directors into three separate classes with staggered terms;
- provide for supermajority approval requirements for amending or repealing provisions in our amended and restated articles of incorporation and amended and restated bylaws;

- establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings; and

- permit the Board of Directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party's ability to obtain control of us and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our amended and restated articles of incorporation.

These and other provisions of Pennsylvania law and our amended and restated articles of incorporation and amended and restated bylaws could delay, defer or prevent us from experiencing a change of control or changes in our Board of Directors and management and may adversely affect our shareholders' voting and other rights. Any delay or prevention of a change of control transaction or changes in our Board of Directors and management could deter potential acquirers or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In September 2016, we signed a fifteen-year lease for a new corporate headquarters location in Philadelphia, Pennsylvania to accommodate our current and anticipated future growth. We currently occupy approximately 230,000 square feet of office space with multiple options to expand in the future. The lease agreement expires in early 2033 with three successive options to renew for additional terms of up to approximately fifteen years.

In fiscal 2015, we opened a shipcenter in Pedricktown, New Jersey. We currently occupy approximately 1,000,000 square feet at this shipcenter, having expanded from 800,000 square feet in September 2018 and it is leased under a lease agreement expiring in 2025 with options to renew for three successive five-year periods. In March 2019, we completed the purchase of an approximately 700,000 square foot shipcenter in Forsyth, Georgia for approximately $42 million, for the land and building. We began operating the shipcenter in April 2019. In August 2019, we acquired land in Conroe, Texas, to build an approximately 860,000 square foot shipcenter for approximately $56 million, for the land and building. We began operating the shipcenter in July 2020. In July 2020, we acquired land in Buckeye, Arizona, to build an approximately 860,000 square foot shipcenter for approximately $65 million, for the land and building. We began operating the shipcenter in August 2021. In March 2021, we acquired land in Indianapolis, Indiana, to build an approximately 1,030,000 square foot shipcenter for approximately $60 million, for land and building.We began operating the shipcenter in June 2022. As a result of the significant expansion of our network of distribution facilities over the last several years, including the opening of our Indianapolis, Indiana shipcenter in June 2022, we ceased operations at our shipcenters in Olive Branch, Mississippi and Cincinnati, Ohio in the first half of fiscal 2022.

At the end of fiscal 2022, there were 1,340 Five Below store locations in 42 states. All of our stores are leased from third parties. These leases typically have ten-year terms with additional five-year renewal options, and many provide us with the option to terminate early under specified conditions. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various proceedings, lawsuits, investigations, disputes, and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Such matters from time to time include commercial, intellectual property, customer, consumer, and employment proceedings, including class action lawsuits. The plaintiffs and government authorities in some actions may seek unspecified damages, injunctive relief, penalties and cost reimbursement. Actions are in various procedural stages, and some are covered in part by insurance. We cannot predict with assurance the outcome of actions brought against us. Accordingly, adverse developments, settlements, or resolutions may occur and negatively impact income in the quarter of such development, settlement or resolution. If a potential loss arising from these lawsuits, claims and pending actions is probable and reasonably estimable, we record the estimated liability based on circumstances and assumptions existing at the time. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the Nasdaq Global Select Market under the symbol “FIVE.” On January 27, 2023 (the last trading day of fiscal 2022), the last reported sale price on the Nasdaq Global Select Market of our common stock was $195.23 per share. As of March 8, 2023, we had approximately 239,069 holders of record of our common stock.

Performance Graph

This performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock from July 19, 2012 (the date our common stock commenced trading on the Nasdaq Global Select Market) through January 28, 2023, with the return on (i) the Nasdaq Global Market Composite Index and (ii) the Nasdaq US Benchmark Retail Index over the same period. This graph assumes an initial investment of $100 and assumes the reinvestment of dividends, if any. Such returns are based on historical results and are not intended to suggest future performance.



Comparison of Cumulative Total Return
700.0
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150.0
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50.0
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7/19/12
7/27/12
10/26/12
2/1/13
5/3/13
8/2/13
11/1/13
1/31/14
5/2/14
8/1/14
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FIVE
NASDAQ GLOBAL COMPOSITE
NASDAQ US BENCHMARK RETAIL INDEX

		2/1/2013		1/31/2014		1/30/2015		1/29/2016		1/27/2017		2/2/2018		2/1/2019		1/31/2020		1/29/2021		1/28/2022		1/27/2023
FIVE BELOW, INC.	$	140.00	$	138.30	$	125.70	$	132.90	$	141.90	$	237.50	$	470.70	$	427.20	$	663.13	$	599.40	$	736.72
NASDAQ GLOBAL MARKET COMPOSITE INDEX	$	107.20	$	138.40	$	156.30	$	155.60	$	190.90	$	244.10	$	244.90	$	308.50	$	440.70	$	464.30	$	391.84
NASDAQ US BENCHMARK RETAIL INDEX	$	111.00	$	132.70	$	161.50	$	168.00	$	182.50	$	242.80	$	251.70	$	295.90	$	457.96	$	479.00	$	302.24

Dividends

During the past five fiscal years, we have not declared, and currently do not plan to declare in the foreseeable future, dividends on shares of our common stock. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors considers relevant. In addition, the terms of our revolving credit facility contain restrictions on our ability to pay dividends.

Issuer Purchases of Equity Securities

The table below sets forth information regarding repurchases of our common stock during the fourth fiscal quarter of 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of a Publicly Announced Program[1]	Maximum Dollar Value of Shares that May Yet be Purchased Under the Program
Third Quarter 2022	—	$ —	—	$ 100,000,000
October 30, 2022 - November 26, 2022	—	$ —	—	$ 100,000,000
November 27, 2022 - December 31, 2022	—	$ —	—	$ 100,000,000
January 1, 2023 - January 28, 2023	—	$ —	—	$ 100,000,000
Fourth Quarter 2022	—	$ —	—	$ 100,000,000

[1] On March 21, 2018, we announced that our Board of Directors approved a share repurchase program authorizing the repurchase of up to $100 million of our common stock through March 31, 2021. This program expired on March 31, 2021. On March 9, 2021, our Board of Directors approved a new share repurchase program for up to $100 million of our common shares through March 31, 2024. We have exhausted repurchases under this program. On June 14, 2022, our Board of Directors approved a new share repurchase program for up to $100 million of our comm stock through June 30, 2025. This repurchase program does not include a specific timetable or price targets and may be suspended or terminated at any time. Shares may be repurchased through open market or privately negotiated transactions at the discretion of management based on its evaluation of market conditions and other factors.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected financial and other data as of and for the periods indicated. The selected financial data for fiscal 2022, 2021 and 2020 and selected consolidated balance sheet data as of January 28, 2023 and January 29, 2022 have been derived from our consolidated financial statements audited by KPMG LLP, our independent registered public accounting firm, included elsewhere in this Annual Report. The selected financial data for fiscal 2019 and fiscal 2018, and the selected balance sheet data as of January 30, 2021, February 1, 2020, and February 2, 2019, have been derived from our audited consolidated financial statements that have not been included in this Annual Report. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected financial data in conjunction with the consolidated financial statements and accompanying notes and the information under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31st of the following year. The reporting periods contained in the following table consist of 52 weeks of operations in each of fiscal 2022, 2021, 2020, 2019, and 2018 respectively.

	Fiscal Year				
	2022	**2021**	**2020**	**2019**	**2018**
	(in millions, except share and per share data)				
Consolidated Statements of Operations Data [1]:					
Net sales	$ 3,076.3	$ 2,848.4	$ 1,962.1	$ 1,846.7	$ 1,559.6
Cost of goods sold	1,980.8	1,817.9	1,309.8	1,172.8	994.5
Gross profit	1,095.5	1,030.4	652.3	674.0	565.1
Selling, general and administrative expenses	750.4	650.6	497.5	456.7	377.9
Operating income	345.0	379.9	154.8	217.3	187.2
Interest income (expense) and other income (expense), net	2.5	(13.2)	(1.7)	4.3	4.6
Income before income taxes	347.5	366.7	153.1	221.6	191.8
Income tax expense	86.0	87.9	29.7	46.5	42.2
Net income	$ 261.5	$ 278.8	$ 123.4	$ 175.1	$ 149.6
Per Share Data:					
Basic income per common share [2]	$ 4.71	$ 4.98	$ 2.21	$ 3.14	$ 2.68
Diluted income per common share [2]	$ 4.69	$ 4.95	$ 2.20	$ 3.12	$ 2.66
Weighted average shares outstanding:					
Basic shares	55,547,267	55,999,713	55,816,508	55,823,535	55,763,034
Diluted shares	55,745,279	56,303,854	56,060,039	56,166,167	56,220,864

	Fiscal Year				
	2022	**2021**	**2020**	**2019**	**2018**
	(in millions, except percentages and total stores data)				
Consolidated Statements of Cash Flows Data [1]:					
Net cash provided by (used in):					
Operating activities	$ 314.9	$ 327.9	$ 366.0	$ 187.0	$ 184.1
Investing activities	$ (3.9)	$ (465.6)	$ (286.9)	$ (193.6)	$ (39.5)
Financing activities	$ (43.6)	$ (66.1)	$ (12.8)	$ (42.7)	$ (5.6)
Other Operating and Financial Data [1]:					
Total stores at end of period	1,340	1,190	1,020	900	750
Comparable sales (decrease) increase	(2.0)%	30.3 %	(5.5)%	0.6 %	3.9 %
Average net sales per store [3]	$ 2.4	$ 2.5	$ 2.0	$ 2.2	$ 2.2
Capital expenditures	$ 252.0	$ 288.2	$ 200.2	$ 212.3	$ 113.7
Consolidated Balance Sheet Data [1] [4]:					
Cash and cash equivalents	$ 332.3	$ 65.0	$ 268.8	$ 202.5	$ 251.7
Short-term investment securities	66.8	277.1	140.9	59.2	85.4
Total current assets	1,066.4	904.7	755.4	665.7	642.3
Total assets	3,324.9	2,880.5	2,314.8	1,958.7	952.3
Total current liabilities	602.6	586.9	435.7	351.3	253.1
Total liabilities	1,963.0	1,760.2	1,432.9	1,198.9	337.2
Total shareholders' equity	$ 1,361.9	$ 1,120.3	$ 881.9	$ 759.8	$ 615.1

(1) Components may not add to total due to rounding.
(2) Please see Note 4 in our consolidated financial statements included elsewhere in this Annual Report for an explanation of per share calculations.
(3) Only includes stores open before the beginning of the fiscal year.
(4) Fiscal 2019 Consolidated Balance Sheet data includes adoption of ASU 2016-02 "Leases" based on the modified retrospective method.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with "Selected Financial Data," and the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Part I, Item 1A "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to "fiscal year 2023 or "fiscal 2023" refer to the period from January 29, 2023 to February 3, 2024, which consists of a 53-week fiscal year. References to "fiscal year 2022" or "fiscal 2022" refer to the period from January 30, 2022 to January 28, 2023, which consists of a 52-week fiscal year. References to "fiscal year 2021" or "fiscal 2021" refer to the period from January 31, 2021 to January 29, 2022, which consists of a 52-week fiscal year. References to "fiscal year 2020" or "fiscal 2020" refer to the period from February 2, 2020 to January 30, 2021, which consists of a 52-week fiscal year. References to "fiscal year 2019" or "fiscal 2019" refer to the period from February 3, 2019 to February 1, 2020, which consists of a 52-week fiscal year. References to "fiscal year 2018" or "fiscal 2018" refer to the period from February 4, 2018 to February 2, 2019, which consists of a 52-week fiscal year. Historical results are not necessarily indicative of the results to be expected for any future period and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

Five Below, Inc. (collectively referred to herein with its wholly owned subsidiary as "we," "us," or "our") is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the tween and teen customer. We offer a dynamic, edited assortment of exciting products, with most priced at $5 and below, including select brands and licensed merchandise across our category worlds. In fiscal 2019, we rolled out new pricing to our full chain, increasing prices on certain products over $5. Most of our products remain at $5 and below. As of January 28, 2023, we operated 1,340 stores in 42 states.

We also offer our merchandise on the internet, through our fivebelow.com e-commerce website as well as with an on demand third party delivery service to enable our customers to shop online and receive convenient same day delivery. All e-commerce sales, which includes shipping and handling revenue, are included in net sales and are included in comparable sales. Our e-commerce expenses will have components classified as both cost of goods sold and selling, general and administrative expenses.

We believe that our business model has resulted in strong financial performance when considered in light of the economic environment. Our comparable sales decreased by 2.0% in fiscal 2022, increased by 30.3% in fiscal 2021, and decreased by 5.5% in fiscal 2020. Between fiscal 2020 and fiscal 2022, our net sales increased from $1,962.1 million to $3,076.3 million, representing a compounded annual growth rate of 25.2%. Over the same period, our operating income increased from $154.8 million to $345.0 million, representing a compounded annual growth rate of 49.3%. In addition, we expanded our store base from 1,020 stores at the end of fiscal 2020 to 1,340 stores at the end of fiscal 2022 and we plan to open 200 new stores in fiscal 2023.

We expect to continue our strong growth in the future. By offering trend-right merchandise at a differentiated price points, our stores have been successful in varying geographic regions, population densities and real estate settings. As of January 28, 2023, we operated stores in 42 states throughout the United States. We are primarily located in power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets with trade areas including at least 100,000 people in the specified market. We continue to believe we have the opportunity to expand our store base in the United States from 1,340 locations as of January 28, 2023 to more than 3,500 locations over time. Our ability to open profitable new stores depends on many factors, including our ability to identify suitable markets and sites; negotiate leases with acceptable terms; achieve brand awareness in the new markets; efficiently source and distribute additional merchandise; and achieve sufficient levels of cash flow and financing to support our expansion.

We have a proven and highly profitable store model that has produced consistent financial results and returns, and our new stores have achieved average payback periods of less than one year. Our new store model assumes a store size of approximately 9,500 square feet that achieves annual sales of approximately $2 million in the first full year of operation. Our new store model also assumes an average new store investment of approximately $0.4 million. Our new store investment includes our store build-out (net of tenant allowances), inventory (net of payables) and cash pre-opening expenses.

Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to maintain adequate distribution capacity, enhance our store management systems, financial and management controls, information systems and other operational system capabilities. In addition, we will be required to hire, train and retain store management and other qualified personnel. For further information, see Part I, Item 1A "Risk Factors-Risk Relating to our Business and Industry."

Over the past five years, we have invested a significant amount of capital in infrastructure and systems necessary to support our future growth and we expect to incur additional capital expenditures related to expansion of our infrastructure and systems in future periods. In fiscal 2015, we invested in a new ERP and began the multi-year implementation of the ERP, which is designed to enhance functionality and provide timely information to the Company's management team related to the operation of the business. In fiscal 2020, we invested in a new Retail Merchandising System and began the multi-year implementation of the Retail Merchandising System, which is designed to manage, control, and perform seamless execution of day-to-day merchandising activities, including purchasing, distribution, order fulfillment, and financial close. In fiscal 2015, we opened a shipcenter in Pedricktown, New Jersey. We occupy approximately 1,000,000 square feet at this shipcenter, having expanded from 800,000 square feet in September 2018. In fiscal 2016, we signed a 15-year lease for a new corporate headquarters location in Philadelphia, Pennsylvania. We currently occupy approximately 230,000 square feet of office space with multiple options to expand in the future. In March 2019, we completed the purchase of an approximately 700,000 square foot shipcenter in Forsyth, Georgia. We began operating the shipcenter in April 2019. In August 2019, we acquired land in Conroe, Texas, to build an approximately 860,000 square foot shipcenter for approximately $56 million. We began operating the shipcenter in July 2020. In July 2020, we acquired land in Buckeye, Arizona, to build an approximately 860,000 square foot shipcenter for approximately $65 million. We began operating the shipcenter in August 2021. In March 2021, we acquired land in Indianapolis, Indiana, to build an approximately 1,030,000 square foot shipcenter for approximately $60 million. We began operating the shipcenter in June 2022. As a result of the significant expansion of our network of distribution facilities over the last several years, including the opening in the first half of fiscal 2022 of our Indianapolis, Indiana shipcenter, we ceased operations at our shipcenters in Olive Branch, Mississippi and Cincinnati, Ohio in the first half of fiscal 2022.

We continuously assess ways to maximize the productivity and efficiency of our existing facilities, infrastructure and systems. The timing and amount of investments in our facilities, infrastructure and systems could affect the comparability of our results of operations in future periods. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. In addition, our financial results can be expected to be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation which could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers. To date, changes in commodity prices and general inflation have not materially impacted our business. In response to increasing commodity prices or general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors and changing our product mix. See Part I, Item 1A "Risk Factors" for a description of these and other important factors that could adversely impact us and our results of operations.


How We Assess the Performance of Our Business


In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable sales, cost of goods sold and gross profit, selling, general and administrative expenses and operating income.

Net Sales

Net sales constitute gross sales net of merchandise returns for damaged or defective goods. Net sales consist of sales from comparable stores, non-comparable stores, and e-commerce, which includes shipping and handling revenue. Revenue from the sale of gift cards is deferred and not included in net sales until the gift cards are redeemed to purchase merchandise or as breakage revenue in proportion to the pattern of redemption of the gift cards by the customer.

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually highest in the fourth fiscal quarter due to the year-end holiday season.

Comparable Sales

Comparable sales include net sales from stores that have been open for at least 15 full months from their opening date, and e-commerce sales. Comparable stores include the following:

- Stores that have been remodeled while remaining open;
- Stores that have been relocated within the same trade area, to a location that is not significantly different in size, in which the new store opens at about the same time as the old store closes; and
- Stores that have expanded, but are not significantly different in size, within their current locations.

For stores that are relocated or expanded, the following periods are excluded when calculating comparable sales:

- The period beginning when the closing store receives its last merchandise delivery from one of our shipcenters through:
    - the last day of the fiscal year in which the store was relocated or expanded (for stores that increased significantly in size); or
    - the last day of the fiscal month in which the store re-opens (for all other stores); and
- The period beginning on the first anniversary of the date the store received its last merchandise delivery from one of our shipcenters through the first anniversary of the date the store re-opened.

Comparable sales exclude the 53rd week of sales for 53-week fiscal years. In the 52-week fiscal year subsequent to a 53-week fiscal year, we exclude the sales in the non-comparable week from the same-store sales calculation. Due to the 53rd week in fiscal 2017, the period from January 29, 2017 to February 3, 2018, all comparable sales related to any reporting period during the year ended February 2, 2019 are reported on a restated calendar basis using the National Retail Federation's restated calendar comparing similar weeks.

There may be variations in the way in which some of our competitors and other retailers calculate comparable or "same store" sales. As a result, data in this Annual Report regarding our comparable sales may not be comparable to similar data made available by other retailers. Non-comparable sales are comprised of new store sales, sales for stores not open for a full 15 months, and sales from existing store relocation and expansion projects that were temporarily closed (or not receiving deliveries) and not included in comparable sales.

Measuring the change in fiscal year-over-year comparable sales allows us to evaluate how we are performing. Various factors affect comparable sales, including:

- consumer preferences, buying trends and overall economic trends;
- our ability to identify and respond effectively to customer preferences and trends;
- our ability to provide an assortment of high-quality, trend-right and everyday product offerings that generate new and repeat visits to our stores;
- the customer experience we provide in our stores and online;
- the level of traffic near our locations in the power, community and lifestyle centers in which we operate;
- competition;
- changes in our merchandise mix;
- pricing;
- our ability to source and distribute products efficiently;
- the timing of promotional events and holidays;
- the timing of introduction of new merchandise and customer acceptance of new merchandise;
- our opening of new stores in the vicinity of existing stores;
- the number of items purchased per store visit; and
- weather conditions; and
- the impacts associated with the COVID-19 pandemic, including closures of our stores, adverse impacts on our operations, and consumer sentiment regarding discretionary spending.

Opening new stores is an important part of our growth strategy. As we continue to pursue our growth strategy, we expect that a significant percentage of our net sales will continue to come from new stores not included in comparable sales. Accordingly, comparable sales is only one measure we use to assess the success of our growth strategy.

Cost of Goods Sold and Gross Profit

Gross profit is equal to our net sales less our cost of goods sold. Gross margin is gross profit as a percentage of our net sales. Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight and tariffs, as well as shipping and handling costs, store occupancy, distribution and buying expenses. Shipping and handling costs include internal fulfillment and shipping costs related to our e-commerce operations. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise from our shipcenters and between store locations. Buying costs include compensation expense and other costs for our internal buying organization, including our merchandising and product development team and our planning and allocation group. These costs are significant and can be expected to continue to increase as our Company grows.

The components of our cost of goods sold may not be comparable to the components of cost of goods sold or similar measures of our competitors and other retailers. As a result, data in this Annual Report regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

The variable component of our cost of goods sold is higher in higher volume quarters because the variable component of our cost of goods sold generally increases as net sales increase. We regularly analyze the components of gross profit as well as gross margin. Any inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns, and a significant increase in inventory shrinkage or inability to generate sufficient sales leverage on the store occupancy, distribution and buying components of cost of goods sold could have an adverse impact on our gross profit and results of operations. In addition, current global supply chain disruptions, the cost of freight and constraints on shipping capacity to transport inventory may have an adverse impact on our gross profit and results of operations, as well as our sales. Changes in the mix of our products may also impact our overall cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses are composed of payroll and other compensation, marketing and advertising expense, depreciation and amortization expense and other selling and administrative expenses. SG&A expenses as a percentage of net sales are usually higher in lower sales volume quarters and lower in higher sales volume quarters.

The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth. In addition, any increase in future share-based grants or modifications will increase our share-based compensation expense included in SG&A expenses.

Operating Income

Operating income equals gross profit less SG&A expenses. Operating income excludes interest expense or income, other expense or income, and income tax expense or benefit. We use operating income as an indicator of the productivity of our business and our ability to manage SG&A expenses. Operating income percentage measures operating income as a percentage of our net sales.

Results of Consolidated Operations

The following tables summarize key components of our results of consolidated operations for the periods indicated, both in dollars and as a percentage of our net sales. Refer to Item 7 "Results of Consolidated Operations" in our Annual Report on Form 10-K for the year ended January 29, 2022 for a comparison of fiscal years 2021 and 2020.

	Fiscal Year			
	2022		**2021**	
	(in millions, except percentages and total stores data)			
Consolidated Statements of Operations Data [1]:				
Net sales	$	3,076.3	$	2,848.4
Cost of goods sold		1,980.8		1,817.9
Gross profit		1,095.5		1,030.4
Selling, general and administrative expenses		750.4		650.6
Operating income		345.0		379.9
Interest income (expense) and other income (expense), net		2.5		(13.2)
Income before income taxes		347.5		366.7
Income tax expense		86.0		87.9
Net income	$	261.5	$	278.8
Percentage of Net Sales [1]:				
Net sales		100.0 %		100.0 %
Cost of goods sold		64.4 %		63.8 %
Gross profit		35.6 %		36.2 %
Selling, general and administrative expenses		24.4 %		22.8 %
Operating income		11.2 %		13.3 %
Interest income (expense) and other income (expense), net		0.1 %		(0.5)%
Income before income taxes		11.3 %		12.9 %
Income tax expense		2.8 %		3.1 %
Net income		8.5 %		9.8 %
Operational Data:				
Total stores at end of period		1,340		1,190
Comparable sales (decrease) increase		(2.0)%		30.3 %
Average net sales per store [2]	$	2.4	$	2.5

(1) Components may not add to total due to rounding.
(2) Only includes stores open before the beginning of the fiscal year.

Fiscal Year 2022 Compared to Fiscal Year 2021

Net Sales

Net sales increased to $3,076.3 million in fiscal year 2022 from $2,848.4 million in fiscal year 2021, an increase of $227.9 million, or 8.0%. The increase was the result of a non-comparable sales increase of $281.7 million, partially offset by a comparable sales decrease of $53.8 million. In fiscal year 2022, we opened 150 new stores compared to 170 net new stores in fiscal year 2021. The increase in non-comparable sales was primarily driven by new stores that opened in fiscal 2022 and the number of stores that opened in fiscal 2021 but have not been open for 15 full months.

Comparable sales decreased 2.0%. This decrease resulted from decreases of approximately 1.9% in the average dollar value of transactions and approximately 0.1% in the number of transactions.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $1,980.8 million in fiscal year 2022 from $1,817.9 million in fiscal year 2021, an increase of $162.9 million, or 9.0%. The increase in cost of goods sold was primarily the result of an increase in the merchandise costs of goods resulting from an increase in net sales. Also contributing to the increase in cost of goods sold was an increase in store occupancy costs resulting from new store openings.

Gross profit increased to $1,095.5 million in fiscal year 2022 from $1,030.4 million in fiscal year 2021, an increase of $65.1 million, or 6.3%. Gross margin decreased to 35.6% in fiscal year 2022 from 36.2% in fiscal year 2021, a decrease of approximately 60 basis points. The decrease in gross margin was primarily the result of an increase as a percentage of net sales in store occupancy costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $750.4 million in fiscal year 2022 from $650.6 million in fiscal year 2021, an increase of $99.8 million, or 15.3%. As a percentage of net sales, selling, general and administrative expenses increased approximately 160 basis points to 24.4% in fiscal year 2022 compared to 22.8% in fiscal year 2021. The increase in selling, general and administrative expenses was the result of an increase of $80.7 million in store-related expenses to support new store growth and $19.1 million of corporate-related expenses.

Interest Income (Expense) and Other Income (Expense), net

Interest income and other, net increased to $2.5 million in fiscal year 2022 from interest expense and other, net of $13.2 million in fiscal year 2021, an increase of $15.7 million. The increase in interest income and other, net was primarily driven by an other than temporary impairment related to an equity method investment in fiscal year 2021.

Income Tax Expense

Income tax expense decreased to $86.0 million in fiscal year 2022 from $87.9 million in fiscal year 2021, a decrease of $1.9 million, or approximately 2.1%. This decrease in income tax expense was primarily due to a $19.2 million decrease in pre-tax net income, partially offset by discrete items, which includes the impact of ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting," with respect to the requirements to recognize excess income tax benefits or deficiencies as income tax benefit or expense in the consolidated statements of operations rather than as additional paid-in capital in the consolidated balance sheets.

Our effective tax rate for fiscal year 2022 was 24.7% compared to 24.0% in fiscal year 2021. The increase in our effective tax rate was primarily driven by discrete items, which includes the impact of ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting."

Net Income

As a result of the foregoing, net income decreased to $261.5 million in fiscal year 2022 from $278.8 million in fiscal year 2021, a decrease of approximately $17.3 million, or 6.2%.

Seasonality

Our business is seasonal in nature with the highest level of net sales and net income generated in the fourth fiscal quarter due to the year-end holiday season and, therefore, operating results for any fiscal quarter are not necessarily indicative of results for the full fiscal year. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales, net income and working capital requirements during the year.

Liquidity and Capital Resources

Overview

Cash capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. We plan to make cash capital expenditures of approximately $325 million in fiscal 2023, which exclude the impact of tenant allowances, and which we expect to fund from cash generated from operations, cash on-hand, investments and, as needed, borrowings under our Revolving Credit Facility. We expect to incur approximately $145 million of our cash capital expenditure budget in fiscal 2023 to construct and open 200 new stores, with the remainder projected to be spent on our store relocations and remodels, distribution facilities and our corporate infrastructure.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent, other store operating costs and distribution costs. Our working capital requirements fluctuate during the year, rising in the third and fourth fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak, year-end holiday shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand, net cash provided by operating activities and borrowings under our Revolving Credit Facility, as needed, and we expect that funding to continue. When we have used our Revolving Credit Facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of the fourth quarter of each fiscal year. To the extent that we have drawn on the facility, we have paid down the borrowings before the end of the fiscal year with cash generated during our peak selling season in the fourth quarter. As of January 28, 2023, we did not have any direct borrowings under our Revolving Credit Facility and had approximately $192 million available on the line of credit.

On March 20, 2018, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $100 million of our common stock through March 31, 2021, on the open market, in privately negotiated transactions, or otherwise. This program expired on March 31, 2021.

On March 9, 2021, our Board of Directors approved a new share repurchase program for up to $100 million of our common stock through March 31, 2024. In fiscal 2021, we purchased 368,699 shares under this program at an aggregate cost of approximately $60.0 million, or an average price of $162.75 per share. In fiscal 2022, we purchased 247,132 shares at an aggregate costs of approximately $40.0 million, or an average price of $161.88 per share. We have exhausted repurchases under this program.

On June 14, 2022, our Board of Directors approved a new share repurchase program for up to $100 million of our common stock through June 30, 2025. As of January 28, 2023, we have not made any repurchases under this program.

Since approval of the share repurchase program in March 2018, we have purchased approximately 1,100,000 shares for an aggregate cost of approximately $150 million. There can be no assurances that any additional repurchases will be completed, or as to the timing or amount of any repurchases. The share repurchase program may be modified or discontinued at any time.

Based on our growth plans, we believe that our cash position which includes our cash equivalents and short-term investments, net cash provided by operating activities and availability under our Revolving Credit Facility, which expires in September 2027, will be adequate to finance our planned capital expenditures, authorized share repurchases and working capital requirements over the next 12 months and for the foreseeable future thereafter. If cash flows from operations and borrowings under our Revolving Credit Facility are not sufficient or available to meet our requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

As a result of the COVID-19 pandemic, our business operations and results of operations, including our net sales, earnings and cash flows, were materially impacted in fiscal 2020 as a result of the temporary closures of our stores in the first half of 2020, and decreased customer traffic in stores, as the result of limitations on the number of persons permitted in stores at one time by certain local and state regulations. Our ability to operate improved beginning in the second half of fiscal 2020 and extending into fiscal 2021.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table (in millions):

	Fiscal Year		
	2022		**2021**
Net cash provided by operating activities	$	314.9 $	327.9
Net cash used in investing activities		(3.9)	(465.6)
Net cash used in financing activities		(43.6)	(66.1)
Net increase (decrease) during period in cash and cash equivalents [1]	$	267.4 $	(203.8)

(1) Components may not add to total due to rounding.

Cash Provided by Operating Activities

Net cash provided by operating activities for fiscal 2022 was $314.9 million, a decrease of $13.0 million compared to fiscal 2021. The decrease was primarily due to an increase in income taxes paid.

Cash Used in Investing Activities

Net cash used in investing activities for fiscal 2022 was $3.9 million, a decrease of $461.7 million compared to fiscal 2021. The decrease was primarily due an increase in net sales, maturities, and redemptions of investment securities and a decrease in capital expenditures.

Cash Used in Financing Activities

Net cash used in financing activities for fiscal year 2022 was $43.6 million, a decrease of $22.5 million compared to fiscal 2021. The decrease was primarily the result of a decrease in the repurchase and retirement of common stock.

Line of Credit

On September 16, 2022, we entered into a Second Amendment to Credit Agreement (the "Second Amendment") which amended the Fifth Amended and Restated Credit Agreement, dated as of April 24, 2020, as previously amended by that certain First Amendment to Credit Agreement, dated as of January 27, 2021 (the "First Amendment"; the Fifth Amended and Restated Credit Agreement as amended by the First Amendment and the Second Amendment, the "Credit Agreement"), among the Company, 1616 Holdings, Inc., a wholly-owned subsidiary of the Company ("1616 Holdings" and together with the Company, the "Loan Parties"), Wells Fargo Bank, National Association as administrative agent (the "Agent"), and other lenders party thereto (the "Lenders").

The Credit Agreement provides for a secured asset-based revolving line of credit in the amount of up to $225 million (the "Revolving Credit Facility"). Advances under the Revolving Credit Facility are tied to a borrowing base consisting of eligible credit card receivables and inventory, as reduced by certain reserves in effect from time to time. Pursuant to the Credit Agreement, inventory appraisals and certain other diligence items are deferred, with reduced advance rates during the period that such appraisals have not been delivered. Pursuant to the Second Amendment, the Revolving Credit Facility expires on the earliest to occur of (i) September 16, 2027 or (ii) an event of default.

The Second Amendment also replaced the existing LIBOR rate provisions with SOFR rate provisions which converted then outstanding LIBOR loans into SOFR loans and additionally makes a number of other revisions to other provisions of the Credit Agreement. Giving effect to the Second Amendment, outstanding borrowings under the Revolving Credit Facility would accrue interest at floating rates plus an applicable margin ranging from 1.12% to 1.50% for SOFR loans and 0.125% to 0.50% for base rate loans, and letter of credit fees range from 1.125% to 1.50%, in each case based on the average availability under the Revolving Credit Facility.

The Revolving Credit Facility may be increased up to $150.0 million, subject to certain conditions, including obtaining commitments from one or more Lenders (the "Accordion"). Pursuant to the First Amendment, we obtained commitments from the Lenders that would allow us at our election (subject only to satisfaction of certain customary conditions such as the absence of any Event of Default), to increase the amount of the Revolving Credit Facility by an aggregate principal amount up to $50 million within the Accordion (the "Committed Increase"). The entire amount of the Revolving Credit Facility is available for the issuance of letters of credit and allows for swingline loans.

The Credit Agreement contains customary covenants that limit, absent lender approval, the ability of the Company and certain of its affiliates to, among other things, pay cash dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, enter into certain acquisition transactions with affiliates, merge, dissolve, repay certain indebtedness, change the nature of our business, enter sale or leaseback transactions, make investments or dispose of assets. In some cases, these restrictions are subject to certain negotiated exceptions or permit us to undertake otherwise restricted activities if it satisfies certain conditions. In addition, we will be required to maintain availability of not less than (i) 12.5% of the lesser of (x) aggregate commitments under the Revolving Credit Facility and (y) the borrowing base (the "loan cap") during the period that inventory appraisals have not been delivered as described above and (ii) at all other times 10.0% of the loan cap.

If there exists an event of default or availability under the Revolving Credit Facility is less than 15% of the loan cap, amounts in any of the Loan Parties' or subsidiary guarantors' designated deposit accounts will be transferred daily into a blocked account held by the Agent and applied to reduce outstanding amounts under the Revolving Credit Facility (the "Cash Dominion Event"), so long as (i) such event of default has not been waived and/or (ii) until availability has exceeded 15% of the loan cap for sixty (60) consecutive calendar days (provided that such ability to discontinue the Cash Dominion Event shall be limited to two times during the term of the Credit Agreement).

The Credit Agreement contains customary events of default including, among other things, failure to pay obligations when due, initiation of bankruptcy or insolvency proceedings, defaults on certain other indebtedness, change of control, incurrence of certain material judgments that are not stayed, satisfied, bonded or discharged within 30 days, certain ERISA events, invalidity of the credit documents, and violation of affirmative and negative covenants or breach of representations and warranties set forth in the Credit Agreement. Amounts under the Revolving Credit Facility may become due upon events of default (subject to any applicable grace or cure periods).

All obligations under the Revolving Credit Facility are guaranteed by 1616 Holdings, and secured by substantially all of the assets of the Company and 1616 Holdings. As of January 28, 2023 and January 29, 2022, we were in compliance with the covenants applicable to us under the First Amendment and the Revolving Credit Facility.

As of January 28, 2023 and January 29, 2022, we had approximately $192 million and $153 million, respectively, available in the Revolving Credit Facility.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and understanding of our consolidated results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect our reported and expected financial results. Our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, see Note 1 in our annual consolidated financial statements included elsewhere in this Annual Report.

Inventories

Inventories consist of finished goods purchased for resale, including freight and tariffs, and are stated at the lower of cost and net realizable value, at the individual product level. Cost is determined on a weighted average cost method. The market value used in the lower of cost or market analysis is subject to the effects of consumer demands, customer preferences and the broader economy. The effects of the previously listed criteria are not controllable by management. Our management reviews inventory levels in order to identify obsolete and slow-moving merchandise as these factors can indicate a decline in the market value of inventory on hand. Inventory cost is reduced when the selling price less costs of disposal is below cost. We accrue an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. These estimates are derived using available data and our historical experience. Our estimates may be impacted by changes in certain underlying assumptions and may not be indicative of future activity.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In the event of a store closure, we will record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. Based on the analysis performed, our management believes that there was no impairment of long-lived assets for each of the 2022, 2021 and 2020 fiscal years. The impairment loss analysis requires management to apply judgment and make estimates.

Leases

Leases are accounted for in accordance with the guidance in "Leases" (Topic 842). We are required to recognize an operating lease asset and an operating lease liability for all of our leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments using an estimated incremental borrowing rate, on a collateralized basis over a similar term, that we would have incurred to borrow the funds necessary to purchase the leased asset. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, leases are required to be classified as either operating or finance leases. Operating leases result in straight-line expense while finance leases result in a front-loaded expense pattern.

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Our management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Recently Issued Accounting Pronouncements

See "Note 1 - Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8 "Consolidated Financial Statements and Supplementary Data" of this Form 10-K, for a detailed description of recently issued accounting pronouncements.

Contractual Obligations

The following table summarizes, as of January 28, 2023, our minimum rental commitments under operating lease agreements including assumed extensions, minimum payments for long-term debt and other obligations in future periods:

	Payments Due By Period				
(In millions)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating lease obligations (1)	$ 1,790.5	$ 264.4	$ 498.7	$ 433.1	$ 594.3
Purchase obligations (2)	15.8	15.8	—	—	—
Total	$ 1,806.3	$ 280.2	$ 498.7	$ 433.1	$ 594.3

(1) Our store leases generally have initial lease terms of 10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases are our leases for the corporate office, shipcenters and other.

(2) Purchase obligations are primarily for materials that will be used in the construction of new stores and purchase commitments for infrastructure and systems that will be used by the corporate office and shipcenters.

From January 29, 2023 to March 16, 2023, we committed to 26 new leases with terms of 10 years that have future minimum lease payments of approximately $50.4 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. We have investment securities that are interest-bearing securities and if there are changes in interest rates, those changes would affect the interest income we earn on these investments and, therefore, impact our cash flows and results of operations. However, due to the short term nature of our investment portfolio, we do not believe an immediate 100 basis point increase or decrease in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We also have a Revolving Credit Facility which includes a revolving line of credit, which bears interest at a variable rate. Because our Revolving Credit Facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates, which could materially impact our consolidated statements of operations should we have any material borrowings under our Revolving Credit Facility.

As of January 28, 2023, we had approximately $192 million available on the line of credit. Giving effect to the Second Amendment, outstanding borrowings under the Revolving Credit Facility would accrue interest at floating rates plus an applicable margin ranging from 1.12% to 1.50% for SOFR loans and 0.125% to 0.50% for base rate loans, and letter of credit fees range from 1.125% to 1.50%, in each case based on the average availability under the Revolving Credit Facility. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FIVE BELOW, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Five Below, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Five Below, Inc. and subsidiary (the Company) as of January 28, 2023 and January 29, 2022, the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended January 28, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 2023 and January 29, 2022, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 28, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Slow-moving and obsolete inventories at net realizable value*
>
> As discussed in Note 1 to the consolidated financial statements, the Company monitors inventory levels in order to identify slow-moving or obsolete merchandise as these factors can indicate a decline in the market value of the inventory on hand. The Company's inventory balance was $528 million as of January 28, 2023. Inventory cost is reduced to net realizable value when cost exceeds the selling price less the cost of disposal. The market value is subject to the effects of consumer demands, customer preferences, and the broader economy.
>
> We identified the evaluation of slow-moving and obsolete inventories at net realizable value as a critical audit matter because a high degree of auditor judgment was required to evaluate the Company's ability to sell certain products.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the review of historical product sales and inventory quantities on hand, and the estimate of net realizable value of slow-moving and obsolete inventories and adjustments of inventory cost to net realizable value. We evaluated the Company's methodology for determining slow-moving and obsolete merchandise. We selected certain products determined to be slow-moving or obsolete and considered current market trends or seasonal impacts by assessing the nature of the slow-moving and obsolete merchandise. We assessed the Company's adjustments of inventory costs to net realizable value for certain slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Philadelphia, Pennsylvania
March 16, 2023

FIVE BELOW, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

		January 28, 2023		January 29, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	332,324	$	64,973
Short-term investment securities		66,845		277,141
Inventories		527,720		455,104
Prepaid income taxes and tax receivable		8,898		11,325
Prepaid expenses and other current assets		130,592		96,196
Total current assets		1,066,379		904,739
Property and equipment, net		925,530		777,497
Operating lease assets		1,319,132		1,151,395
Long-term investment securities		—		37,717
Other assets		13,870		9,112
	$	3,324,911	$	2,880,460
Liabilities and Shareholders' Equity				
Current liabilities:				
Line of credit	$	—	$	—
Accounts payable		221,120		196,461
Income taxes payable		19,928		28,096
Accrued salaries and wages		25,420		53,539
Other accrued expenses		136,316		145,268
Operating lease liabilities		199,776		163,537
Total current liabilities		602,560		586,901
Other long-term liabilities		4,296		1,663
Deferred income taxes		59,151		36,156
Long-term operating lease liabilities		1,296,975		1,135,456
Total liabilities		1,962,982		1,760,176
Commitments and contingencies (note 6)				
Shareholders' equity:				
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 55,537,221 and 55,662,400 shares, respectively.		555		556
Additional paid-in capital		260,784		280,666
Retained earnings		1,100,590		839,062
Total shareholders' equity		1,361,929		1,120,284
	$	3,324,911	$	2,880,460

See accompanying notes to consolidated financial statements.

FIVE BELOW, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Fiscal Year		
	2022	**2021**	**2020**
Net sales	$ 3,076,308	$ 2,848,354	$ 1,962,137
Cost of goods sold	1,980,817	1,817,910	1,309,807
Gross profit	1,095,491	1,030,444	652,330
Selling, general and administrative expenses	750,448	650,564	497,527
Operating income	345,043	379,880	154,803
Interest income (expense) and other income (expense), net	2,491	(13,177)	(1,736)
Income before income taxes	347,534	366,703	153,067
Income tax expense	86,006	87,893	29,706
Net income	$ 261,528	$ 278,810	$ 123,361
Basic income per common share	$ 4.71	$ 4.98	$ 2.21
Diluted income per common share	$ 4.69	$ 4.95	$ 2.20
Weighted average shares outstanding:			
Basic shares	55,547,267	55,999,713	55,816,508
Diluted shares	55,745,279	56,303,854	56,060,039

See accompanying notes to consolidated financial statements.

FIVE BELOW, INC.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except share and per share data)

	Common stock		Additional paid-in capital	Retained earnings	Total shareholders' equity
	Shares	Amount			
Balance, February 1, 2020	55,712,067	$ 557	$ 322,330	$ 436,891	$ 759,778
Share-based compensation expense	—	—	9,294	—	9,294
Issuance of unrestricted stock awards	1,518	—	208	—	208
Exercise of options to purchase common stock	176,846	2	5,344	—	5,346
Vesting of restricted stock units and performance-based restricted stock units	230,002	2	—	—	2
Common shares withheld for taxes	(51,734)	(1)	(3,916)	—	(3,917)
Repurchase and retirement of common stock	(137,023)	(1)	(12,662)	—	(12,663)
Issuance of common stock to employees under employee stock purchase plan	3,561	—	477	—	477
Net income	—	—	—	123,361	123,361
Balance, January 30, 2021	55,935,237	559	321,075	560,252	881,886
Share-based compensation expense	—	—	25,378	—	25,378
Issuance of unrestricted stock awards	1,790	—	335	—	335
Exercise of options to purchase common stock	12,834	—	389	—	389
Vesting of restricted stock units and performance-based restricted stock units	115,763	1	—	—	1
Common shares withheld for taxes	(38,342)	—	(7,332)	—	(7,332)
Repurchase and retirement of common stock	(368,699)	(4)	(60,007)	—	(60,011)
Issuance of common stock to employees under employee stock purchase plan	3,817	—	828	—	828
Net income	—	—	—	278,810	278,810
Balance, January 29, 2022	55,662,400	556	280,666	839,062	1,120,284
Share-based compensation expense	—	—	22,981	—	22,981
Issuance of unrestricted stock awards	3,349	—	523	—	523
Exercise of options to purchase common stock	21,737	—	776	—	776
Vesting of restricted stock units and performance-based restricted stock units	122,349	1	—	—	1
Common shares withheld for taxes	(31,971)	—	(4,981)	—	(4,981)
Repurchase and retirement of common stock	(247,132)	(2)	(40,005)	—	(40,007)
Issuance of common stock to employees under employee stock purchase plan	6,489	—	824	—	824
Net income	—	—	—	261,528	261,528
Balance, January 28, 2023	55,537,221	$ 555	$ 260,784	$ 1,100,590	$ 1,361,929

See accompanying notes to consolidated financial statements.

FIVE BELOW, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year		
	2022	2021	2020
Operating activities:			
Net income	$ 261,528	$ 278,810	$ 123,361
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	105,617	84,831	69,345
Share-based compensation expense	23,583	25,787	9,551
Deferred income tax expense	22,995	7,245	20,195
Other non-cash expenses	409	708	2,572
Changes in operating assets and liabilities:			
Inventories	(72,616)	(173,837)	42,761
Prepaid income taxes and tax receivable	2,427	(4,975)	(2,287)
Prepaid expenses and other assets	(39,379)	(26,287)	17,141
Accounts payable	24,891	61,559	11,146
Income taxes payable	(8,168)	26,071	(7,480)
Accrued salaries and wages	(28,119)	10,094	23,572
Operating leases	30,022	13,131	29,362
Other accrued expenses	(8,264)	24,775	26,727
Net cash provided by operating activities	314,926	327,912	365,966
Investing activities:			
Purchases of investment securities and other investments	(56,459)	(477,082)	(192,612)
Sales, maturities, and redemptions of investment securities	304,473	299,652	105,912
Capital expenditures	(251,954)	(288,167)	(200,189)
Net cash used in investing activities	(3,940)	(465,597)	(286,889)
Financing activities:			
Borrowing on note payable under Revolving Credit Facility	—	—	50,000
Repayment of note payable under Revolving Credit Facility	—	—	(50,000)
Cash paid for Revolving Credit Facility financing costs	(248)	—	(2,029)
Net proceeds from issuance of common stock	824	828	477
Repurchase and retirement of common stock	(40,007)	(60,011)	(12,663)
Proceeds from exercise of options to purchase common stock and vesting of restricted and performance-based restricted stock units	777	390	5,348
Common shares withheld for taxes	(4,981)	(7,332)	(3,917)
Net cash used in financing activities	(43,635)	(66,125)	(12,784)
Net increase (decrease) in cash and cash equivalents	267,351	(203,810)	66,293
Cash and cash equivalents at beginning of year	64,973	268,783	202,490
Cash and cash equivalents at end of year	$ 332,324	$ 64,973	$ 268,783
Supplemental disclosures of cash flow information:			
Interest paid	$ 537	$ 590	$ 757
Income taxes paid	$ 75,561	$ 59,550	$ 19,264
Non-cash investing activities			
Increase (decrease) in accounts payable and accrued purchases of property and equipment	$ 1,634	$ 8,810	$ (2,445)

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

    (a) *Description of Business*

       Five Below, Inc. (collectively referred to herein with its wholly owned subsidiary as the "Company") is a specialty value retailer offering merchandise targeted at the tween and teen demographic. The Company offers an edited assortment of products, with most priced at $5 and below. The Company's edited assortment of products includes select brands and licensed merchandise. The Company believes its merchandise is readily available and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

       The Company is incorporated in the Commonwealth of Pennsylvania and, as of January 28, 2023, operated in 42 states excluding Alaska, Hawaii, Idaho, Montana, Oregon, Vermont, Washington and Wyoming. As of January 28, 2023 and January 29, 2022, the Company operated 1,340 stores and 1,190 stores, respectively, each operating under the name "Five Below," and sells merchandise on the internet, through the Company's fivebelow.com e-commerce website as well as with an on demand third party delivery service to enable our customers to shop online and receive convenient same day delivery.

       The Company's consolidated financial statements include the accounts of Five Below, Inc. and its subsidiary (1616 Holdings, Inc., formerly known as Five Below Merchandising, Inc.). All intercompany transactions and accounts are eliminated in the consolidation of the Company's and subsidiary's financial statements.

    (b) *Impact of COVID-19*

       As a result of the COVID-19 pandemic, the Company's business operations and results of operations, including its net sales, earnings and cash flows, were materially impacted in fiscal 2020 as a result of the temporary closures of its stores in the first half of 2020, and decreased customer traffic in stores, as the result of limitations on the number of persons permitted in stores at one time by certain local and state regulations. The Company's ability to operate improved beginning in the second half of fiscal 2020 and extending into fiscal 2021.

    (c) *Fiscal Year*

       The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. References to "fiscal year 2022" or "fiscal 2022" refer to the period from January 30, 2022 to January 28, 2023, which consists of a 52-week fiscal year. References to "fiscal year 2021" or "fiscal 2021" refer to the period from January 31, 2021 to January 29, 2022, which consists of a 52-week fiscal year. References to "fiscal year 2020" or "fiscal 2020" refer to the period from February 2, 2020 to January 30, 2021, which consists of a 52-week fiscal year.

    (d) *Cash and Cash Equivalents*

       The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. Our cash equivalents consist of cash management solutions, credit and debit card receivables, money market funds, corporate bonds and municipal bonds with original maturities of 90 days or less, which are classified as cash and cash equivalents in the accompanying consolidated balance sheets. The cash management solutions relate to cash deposit products that provide credit generally processed the next business day for cash deposited in third-party tech-enabled solutions. For credit card and debit card receivables, the majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company's retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. Amounts due from banks for these transactions classified as cash equivalents totaled $17.4 million and $13.0 million as of January 28, 2023 and January 29, 2022, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying consolidated balance sheets and within operating activities in the accompanying consolidated statements of cash flows. As of January 28, 2023 and January 29, 2022, the Company had cash equivalents of $313.2 million and $41.3 million, respectively.

(e) *Fair Value of Financial Instruments*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than Level 1, that are either directly or indirectly observable.

Level 3: Unobservable inputs developed using the Company's estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy are based upon the lowest level of input that is significant to the measurement.

The Company's financial instruments consist primarily of cash equivalents, investment securities, accounts payable, borrowings, if any, under a line of credit (as defined in note 5), equity method investments, and notes receivable. The Company believes that: (1) the carrying value of cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; and (2) the carrying value of the borrowings, if any, under the line of credit approximates fair value because the line of credit's interest rates vary with market interest rates. Under the fair value hierarchy, the fair market values of cash equivalents and the investments in corporate bonds are Level 1 while the investments in municipal bonds are Level 2. The fair market values of Level 2 instruments are determined by management with the assistance of a third party pricing service. Since quoted prices in active markets for identical assets are not available, these prices are determined by the third party pricing service using observable market information such as quotes from less active markets and quoted prices of similar securities.

As of January 28, 2023 and January 29, 2022, the Company's investment securities are classified as held-to-maturity since the Company has the intent and ability to hold the investments to maturity. Such securities are carried at amortized cost plus accrued interest and consist of the following (in thousands):

	As of January 28, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Short-term:				
Corporate bonds	$ 66,845	$ —	$ 292	$ 66,553
Total	$ 66,845	$ —	$ 292	$ 66,553

	As of January 29, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Short-term:				
Corporate bonds	$ 236,069	$ —	$ 286	$ 235,783
Municipal bonds	41,072	—	44	41,028
Total	$ 277,141	$ —	$ 330	$ 276,811
Long-term:				
Corporate bonds	$ 37,717	$ —	$ 199	$ 37,518
Total	$ 37,717	$ —	$ 199	$ 37,518

Short-term investment securities as of January 28, 2023 and January 29, 2022 all mature in one year or less. Long-term investment securities as of January 29, 2022 all mature after one year but in less than two years.

(f) *Inventories*

Inventories consist of finished goods purchased for resale, including freight and tariffs, and are stated at the lower of cost and net realizable value, at the individual product level. Cost is determined on a weighted average cost method. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

(g) *Prepaid Expenses and Other Current Assets*

Prepaid expenses in fiscal 2022 and fiscal 2021 were $25.9 million and $26.4 million, respectively. Other current assets in fiscal 2022 and fiscal 2021 were $104.7 million and $69.8 million, respectively.

(h) *Property and Equipment*

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

Depreciation and amortization is recorded using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the respective leases, if applicable. The estimated useful lives are three to ten years for furniture and fixtures and computers and equipment. Store leasehold improvements are amortized over the shorter of the useful life or the lease term plus assumed extensions, which is generally ten years. Leasehold improvements located in the shipcenters and the corporate headquarters are amortized over the shorter of the useful life or the lease term. Depreciation and amortization expense for property and equipment, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations, was $105.6 million, $84.8 million and $69.3 million in fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Property and equipment, net, consists of the following (in thousands):

	January 28, 2023	January 29, 2022
Land	$ 30,371	$ 29,625
Furniture and fixtures	433,517	340,252
Leasehold improvements	558,723	428,291
Computers and equipment	293,553	229,054
Construction in process	63,393	113,529
Property and equipment, gross	1,379,557	1,140,751
Less: Accumulated depreciation and amortization	(454,027)	(363,254)
Property and equipment, net	$ 925,530	$ 777,497

(i) *Impairment of Long-Lived Assets*

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed for impairment using factors including, but not limited to, the Company's future operating plans and projected cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In the event of a store closure, the Company will record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. Based on the Company's analysis performed in fiscal 2022, fiscal 2021 and fiscal 2020, management believes that no impairment of long-lived assets exists for the periods ended January 28, 2023, January 29, 2022 and January 30, 2021.

(j) *Deferred Financing Costs*

Deferred financing costs are amortized to interest expense over the term of the related credit agreement. As of January 28, 2023 and January 29, 2022, the Company had $0.7 million and $0.9 million remaining in the accompanying consolidated balance sheets within Other Assets.

(k) *Operating Leases*

The Company leases store locations, shipcenters, the corporate headquarters and equipment used in its operations and evaluates and classifies its leases as operating or capital leases for financial reporting purposes. Any assets held under a finance lease are included in property and equipment, net.

Operating lease expense is recorded on a straight-line basis over the lease term. At the inception of a lease, the Company determines the lease term, which includes periods under the exercise of renewal options that are reasonably assured. Renewal options are exercised at the Company's sole discretion. In September 2016, the Company signed a 15 year lease for a new corporate headquarters location in Philadelphia, Pennsylvania. The Company currently occupies approximately 230,000 square feet of office space with multiple options to expand in the future. The lease agreement expires in early 2033 with three successive options to renew for additional terms up to approximately fifteen years. The shipcenter in Pedricktown, New Jersey is leased under a lease agreement expiring in 2025 with options to renew for three successive five-year periods. Generally, the Company's store leases have expected lease terms of ten years, which are comprised of an initial term of ten years or an initial term of five years and one assumed five-year extension, resulting in a ten-year life. The expected lease term is used to determine whether a lease is finance or operating and to calculate straight-line rent expense.

Substantially all of the Company's leases include options that allow the Company to renew or extend the lease term beyond the initial lease period, subject to terms and conditions agreed upon at the inception of the lease. Such terms and conditions include rental rates agreed upon at the inception of the lease that could represent below or above market rental rates later in the life of the lease, depending upon market conditions at the time of such renewal or extension. In addition, the Company's leases may include early termination options.

(l) *Other Accrued Expenses*

Other accrued expenses include accrued capital expenditures of $43.6 million and $41.7 million in fiscal 2022 and fiscal 2021, respectively.

(m) *Deferred Compensation*

The Company approved and adopted the Five Below, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Comp Plan") and a related, irrevocable grantor trust (the "Trust") during fiscal 2021. The Deferred Comp Plan provides eligible key crew with the opportunity to elect to defer up to 80% of their eligible compensation. The Company may make discretionary contributions, at the discretion of the Board. Payments under the Deferred Comp Plan will be made from the general assets of the Company or from the assets of the Trust, funded by the Company. The related liability is recorded as deferred compensation and included in other long-term liabilities in the consolidated balance sheets.

(n) *Equity Method Investments*

The Company uses the equity method to account for its investments in which the Company is deemed to have the ability to exercise significant influence over an investee's operating and financial policies or in which the Company holds a significant partnership or limited liability company interest. Equity method investments are initially recorded at cost in other assets in the consolidated balance sheets. The cost is adjusted to recognize the Company's proportionate share of the investee's net income or loss after the date of investment and is also adjusted for any impairments resulting from other-than-temporary declines in fair value that is less than its carrying value. During fiscal 2021, the Company recorded an other-than-temporary impairment utilizing the market and cost approach considering historical and projected financial results to calculate fair value. Also related to this investment, management recorded a reserve against outstanding debt owed to the Company based on management's evaluation of collectability. The total amount of impairment and reserve was approximately $9.7 million and was recorded in interest income (expense) and other income (expense), net in the consolidated statements of operations.

(o) Share-Based Compensation

The Company measures the cost of crew services received in exchange for share-based compensation based on the grant date fair value of the employee stock award. The Company recognizes compensation expense generally on a straight-line basis over the crew's requisite service period (generally the vesting period of the equity grant) based on the estimated grant date fair value of restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs") except for PSUs that have a market condition based on its total shareholder return relative to a pre-defined peer group, which are subject to multi-year performance objectives with vesting periods of approximately three years from the date of grant (if the applicable performance objectives are achieved). The fair value of these PSUs are determined using a Monte Carlo simulation model, which utilizes multiple input variables such as (i) total shareholder return from the beginning of the performance cycle through the performance measurement date(s); (ii) volatility; (iii) risk-free interest rates; and (iv) the correlation of the pre-defined peer group's total shareholder return. The Company uses the Black-Scholes option-pricing model for grants of stock options.

The fair value of restricted stock awards are based on the closing price of the Company's common stock on the grant date and the fair value of stock options are based on the Black-Scholes option-pricing model utilizing the closing price of the Company's common stock on the grant date as the fair value of common stock in the model. Future share-based compensation cost will increase when the Company grants additional equity awards. Modifications, cancellations or repurchases of awards after the grant date may require the Company to accelerate any remaining unearned share-based compensation cost or incur incremental compensation costs. Share-based compensation cost recognized and included in expenses for fiscal 2022, fiscal 2021 and fiscal 2020, was $23.6 million, $25.8 million and $9.6 million, respectively.

(p) Revenue Recognition

Revenue from store operations is recognized at the point of sale when control of the product is transferred to the customer at such time. Internet sales, through the Company's fivebelow.com e-commerce website, are recognized when the customer receives the product as control transfers upon delivery. Returns subsequent to the period end are immaterial; accordingly, no significant reserve has been recorded. Gift card sales to customers are initially recorded as liabilities and recognized as sales upon redemption for merchandise or as breakage revenue in proportion to the pattern of redemption of the gift cards by the customer in net sales.

The transaction price for the Company's sales is based on the item's stated price. To the extent that the Company charges customers for shipping and handling on e-commerce sales, the Company records such amounts in net sales. Shipping and handling costs, which include fulfillment and shipping costs related to the Company's e-commerce operations, are included in costs of goods sold. As permitted by applicable accounting guidance, ASU 2014-09 "Revenue from Contracts with Customers," the Company has elected to exclude all sales taxes collected from customers and remitted to governmental authorities from net sales in the accompanying consolidated statements of operations.

(q) Shipping and Handling Revenues and Costs

The Company includes all shipping and handling revenue from e-commerce sales in net sales. Shipping and handling costs, which are included in cost of goods sold in the accompanying consolidated statements of operations, include fulfillment and shipping costs related to the Company's e-commerce operations.

(r) Cost of Goods Sold

Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight and tariffs, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from the Company's shipcenters and between store locations. Buying costs include compensation expense for the Company's internal buying organization.

(s) Selling, General and Administrative Expenses

Selling, general and administrative expenses include payroll and other compensation, marketing and advertising expense, depreciation and amortization expense, and other selling and administrative expenses.

(t) *Vendor Allowances*

The Company receives various incentives in the form of allowances, free product and promotional funds from its vendors based on product purchases and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company. Merchandise allowances are recognized in the period the related merchandise is sold within cost of goods sold. Marketing allowances are recorded in selling, general and administrative expenses and are recognized in the period the related advertising occurs to the extent the allowance is a reimbursement that is specific and incremental, and identifiable costs have been incurred by the Company to sell the vendor's products. To the extent these conditions are not met, these allowances are recorded as merchandise allowances.

(u) *Store Pre-Opening Costs*

Costs incurred between completion of a new store location's construction and its opening (pre-opening costs) are charged to expense as incurred. Pre-opening costs were $10.7 million, $10.9 million and $9.0 million in fiscal 2022, fiscal 2021, and fiscal 2020, respectively, and are recorded in the accompanying consolidated statements of operations based on the nature of the expense.

(v) *Advertising Costs*

Advertising costs are charged to expense the first time the advertising takes place. Advertising expenses were $54.1 million, $31.3 million and $31.6 million in fiscal 2022, fiscal 2021 and fiscal 2020, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(w) *Income Taxes*

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(x) *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(y) *Use of Estimates*

The preparation of consolidated financial statements requires management of the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, net realizable value for inventories, income taxes, share-based compensation expense, the incremental borrowing rate utilized in operating lease liabilities, equity method investments, and notes receivable.

(z) *Recently Issued Accounting Standards*

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company determined that the impact of the adoption of ASU 2020-04 will not have a material impact on its consolidated financial statements.

(2) Revenue from Contracts with Customers

Disaggregation of Revenue

The following table provides information about disaggregated revenue by groups of products: leisure, fashion and home, and snack and seasonal (in thousands):

	Fiscal Year 2022		Fiscal Year 2021		Fiscal Year 2020	
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Leisure [(1)]	$ 1,465,402	47.6 %	$ 1,412,382	49.6 %	$ 965,816	49.2 %
Fashion and home	898,187	29.2 %	859,586	30.2 %	701,461	35.8 %
Snack and seasonal [(1)]	712,719	23.2 %	576,386	20.2 %	294,860	15.0 %
Total	$ 3,076,308	100.0 %	$ 2,848,354	100.0 %	$ 1,962,137	100.0 %

(1) Due to realignment of certain products, there was a minor adjustment to historical sales by product group.

(3) Leases

The Company determines if an arrangement contains a lease at the inception of a contract. Operating lease assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and operating lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the rate implicit in the lease is not readily determinable for the Company's leases, the Company utilizes its incremental borrowing rate to determine the present value of future lease payments. The incremental borrowing rate represents a significant judgment and is determined based on an analysis of the Company's synthetic credit rating, prevailing financial market conditions, corporate bond yields, treasury bond yields, and the effect of collateralization. The operating lease assets also include lease payments made before commencement and exclude lease incentives.

The Company's real estate leases typically contain options that permit renewals for additional periods of up to five years. For real estate leases, except for renewals that generally take the lease to a ten-year term, the options to renew are not considered reasonably certain at lease commencement because the Company reevaluates each lease on a regular basis to consider the economic and strategic benefits of exercising the renewal options, and regularly opens, relocates or closes stores to align with its operating strategy. Therefore, generally, except for renewals that take the lease to a ten-year term, the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the operating lease asset and operating lease liability as the exercise of such options is not reasonably certain. The Company's operating lease agreements, including assumed renewals, which are generally those that take the lease to a ten-year term, expire through fiscal 2037. Similarly, renewal options are not included in the lease term for non-real estate leases because they are not considered reasonably certain of being exercised at lease commencement. Leases with an initial term of 12 months or less are not recorded on the balance sheets and lease expense is recognized on a straight-line basis over the term of the short-term lease.

For certain real estate leases, the Company accounts for lease components and nonlease components as a single lease component. Certain real estate leases require additional payments for reimbursement of real estate taxes, common area maintenance and insurance as well as payments based on sales volume, all of which are expensed as incurred as variable lease costs. Other real estate leases contain one fixed lease payment that includes real estate taxes, common area maintenance and insurance. These fixed payments are considered part of the lease payment and included in the operating lease assets and operating lease liabilities.

All of the Company's leases are classified as operating leases and the associated assets and liabilities are presented as separate captions in the consolidated balance sheets. As of January 28, 2023 and January 29, 2022, the weighted average remaining lease term for the Company's operating leases was 7.6 years and 7.7 years respectively, and the weighted average discount rate was 5.2% and 5.4%, respectively.

The following table is a summary of the Company's components for net lease costs as of January 28, 2023 and January 29, 2022 (in thousands):

	Fifty-Two Weeks Ended	
Lease Cost	January 28, 2023	January 29, 2022
Operating lease cost	$ 231,958	$ 201,566
Variable lease cost	63,739	57,756
Net lease cost*	$ 295,697	$ 259,322

* Excludes short-term lease cost, which is immaterial

The following table summarizes the maturity of lease liabilities under operating leases as of January 28, 2023 (in thousands):

Maturity of Lease Liabilities	Operating Leases
2023	$ 264,414
2024	256,163
2025	242,447
2026	227,379
2027	205,746
After 2027	594,349
Total lease payments	1,790,498
Less: imputed interest	293,747
Present value of lease liabilities	$ 1,496,751

The following table summarizes the supplemental cash flow disclosures related to leases as of January 28, 2023 and January 29, 2022 (in thousands):

	Fifty-Two Weeks Ended	
	January 28, 2023	January 29, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Cash payments arising from operating lease liabilities [1]	$ 210,096	$ 197,294
Supplemental non-cash information:		
Operating lease liabilities arising from obtaining right-of-use assets	$ 321,905	$ 307,058

(1) Included within operating activities in the Company's Consolidated Statements of Cash Flows.

As of January 28, 2023, the Company has entered into commitments for new stores for which the leases have not yet commenced that have future minimum lease payments of approximately $216.0 million.

During the fifty-two weeks ended January 28, 2023, the Company committed to 173 new store leases with average terms of approximately ten years that have future minimum lease payments of approximately $361.9 million.

From January 30, 2022 to March 16, 2023, the Company committed to 26 new leases with terms of ten years that have future minimum lease payments of approximately $50.4 million.

(4) Income Per Common Share

Basic income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of exercised stock options as well as assumed vesting of restricted stock awards and shares currently available for purchase under the Company's Employee Stock Purchase Plan, using the treasury stock method. Performance-based restricted stock units are considered contingently issuable shares for diluted income per common share purposes and the dilutive impact, if any, is not included in the weighted-average shares until the performance conditions are met. The dilutive impact, if any, for performance-based restricted stock units, which are subject to market conditions based on the Company's total shareholder return relative to a pre-defined peer group, are included in the weighted average shares.

The following table reconciles net income and the weighted average common shares outstanding used in the computations of basic and diluted income per common share (in thousands, except for share and per share data):

| | Fiscal Year | | |
	2022	2021	2020
Numerator:			
Net income	$ 261,528	$ 278,810	$ 123,361
Denominator:			
Weighted average common shares outstanding - basic	55,547,267	55,999,713	55,816,508
Dilutive impact of options, restricted stock units, and employee stock purchase plan	198,012	304,141	243,531
Weighted average common shares outstanding - diluted	55,745,279	56,303,854	56,060,039
Per common share:			
Basic income per common share	$ 4.71	$ 4.98	$ 2.21
Diluted income per common share	$ 4.69	$ 4.95	$ 2.20

The effects of the assumed vesting of restricted stock units outstanding as of January 28, 2023, January 29, 2022 and January 30, 2020 for 72,043, 9,781 and 20,425 shares of common stock, respectively, were excluded from the fiscal 2022, fiscal 2021 and fiscal 2020 calculation of diluted income per common share as their impact would have been anti-dilutive.

The aforementioned excluded shares do not reflect the impact of any incremental repurchases under the treasury stock method.

(5) Line of Credit

On September 16, 2022, the Company entered into a Second Amendment to Credit Agreement (the "Second Amendment") which amended the Fifth Amended and Restated Credit Agreement, dated as of April 24, 2020, as previously amended by that certain First Amendment to Credit Agreement, dated as of January 27, 2021 (the "First Amendment"; the Fifth Amended and Restated Credit Agreement as amended by the First Amendment and the Second Amendment, the "Credit Agreement"), among the Company, 1616 Holdings, Inc., a wholly-owned subsidiary of the Company ("1616 Holdings" and together with the Company, the "Loan Parties"), Wells Fargo Bank, National Association as administrative agent (the "Agent"), and other lenders party thereto (the "Lenders").

The Credit Agreement provides for a secured asset-based revolving line of credit in the amount of up to $225 million (the "Revolving Credit Facility"). Advances under the Revolving Credit Facility are tied to a borrowing base consisting of eligible credit card receivables and inventory, as reduced by certain reserves in effect from time to time. Pursuant to the Credit Agreement, inventory appraisals and certain other diligence items are deferred, with reduced advance rates during the period that such appraisals have not been delivered. Pursuant to the Second Amendment, the Revolving Credit Facility expires on the earliest to occur of (i) September 16, 2027 or (ii) an event of default.

The Second Amendment also replaced the existing LIBOR rate provisions with SOFR rate provisions which converted then outstanding LIBOR loans into SOFR loans and additionally makes a number of other revisions to other provisions of the Credit Agreement. Giving effect to the Second Amendment, outstanding borrowings under the Revolving Credit Facility would accrue interest at floating rates plus an applicable margin ranging from 1.12% to 1.50% for SOFR loans and 0.125% to 0.50% for base rate loans, and letter of credit fees range from 1.125% to 1.50%, in each case based on the average availability under the Revolving Credit Facility.

The Revolving Credit Facility may be increased up to $150.0 million, subject to certain conditions, including obtaining commitments from one or more Lenders (the "Accordion"). Pursuant to the First Amendment, the Company obtained commitments from the Lenders that would allow the Company at its election (subject only to satisfaction of certain customary conditions such as the absence of any Event of Default), to increase the amount of the Revolving Credit Facility by an aggregate principal amount up to $50 million within the Accordion (the "Committed Increase"). The entire amount of the Revolving Credit Facility is available for the issuance of letters of credit and allows for swingline loans.

The Credit Agreement contains customary covenants that limit, absent lender approval, the ability of the Company and certain of its affiliates to, among other things, pay cash dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, enter into certain acquisition transactions with affiliates, merge, dissolve, repay certain indebtedness, change the nature of the Company's business, enter sale or leaseback transactions, make investments or dispose of assets. In some cases, these restrictions are subject to certain negotiated exceptions or permit the Company to undertake otherwise restricted activities if it satisfies certain conditions. In addition, the Company will be required to maintain availability of not less than (i) 12.5% of the lesser of (x) aggregate commitments under the Revolving Credit Facility and (y) the borrowing base (the "loan cap") during the period that inventory appraisals have not been delivered as described above and (ii) at all other times 10.0% of the loan cap.

If there exists an event of default or availability under the Revolving Credit Facility is less than 15% of the loan cap, amounts in any of the Loan Parties' or subsidiary guarantors' designated deposit accounts will be transferred daily into a blocked account held by the Agent and applied to reduce outstanding amounts under the Revolving Credit Facility (the "Cash Dominion Event"), so long as (i) such event of default has not been waived and/or (ii) until availability has exceeded 15% of the loan cap for sixty (60) consecutive calendar days (provided that such ability to discontinue the Cash Dominion Event shall be limited to two times during the term of the Credit Agreement).

The Credit Agreement contains customary events of default including, among other things, failure to pay obligations when due, initiation of bankruptcy or insolvency proceedings, defaults on certain other indebtedness, change of control, incurrence of certain material judgments that are not stayed, satisfied, bonded or discharged within 30 days, certain ERISA events, invalidity of the credit documents, and violation of affirmative and negative covenants or breach of representations and warranties set forth in the Credit Agreement. Amounts under the Revolving Credit Facility may become due upon events of default (subject to any applicable grace or cure periods).

All obligations under the Revolving Credit Facility are guaranteed by 1616 Holdings and secured by substantially all of the assets of the Company and 1616 Holdings. As of January 28, 2023 and January 29, 2022, the Company was in compliance with the covenants applicable to it under the Revolving Credit Facility.

During fiscal 2022 and fiscal 2021, the Company had no borrowings or interest expense under the Revolving Credit Facility. During fiscal 2020, the Company borrowed and repaid approximately $50 million from its Revolving Credit Facility.

As of January 28, 2023, the Company had approximately $192 million available on the Revolving Credit Facility. As of January 29, 2022 the Company had approximately $153 million available on the Revolving Credit Facility.

(6) Commitments and Contingencies

Commitments

Other Contractual Commitments

The Company has an executive severance plan that is applicable to certain key crew that provide for, among other things, salary, bonus, severance, and change-in-control provisions.

As of January 28, 2023, the Company has other purchase commitments of approximately $15.8 million consisting of purchase agreements for materials that will be used in the construction of new stores.

Contingencies

Legal Matters

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial condition or results of operations.

(7) Shareholders' Equity

As of January 28, 2023, the Company is authorized to issue 120 million shares of $0.01 par value common stock and 5 million shares of $0.01 par value preferred stock. The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the Board of Directors. The preferred stock may be issued from time to time in series as designated by the Board of Directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof shall be designated by the Board of Directors.

Common Stock

The Five Below, Inc. 2012 Employee Stock Purchase Plan (the "ESPP") is intended to be qualified as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986. The number of shares of common stock reserved for issuance, which is subject to other limitations, is 500,000 shares. The ESPP allows eligible crew the opportunity to purchase, subject to limitations, shares of the Company's common stock through payroll deductions at a discount of 10% of the fair market value of such shares on the purchase date. In fiscal 2022, the Company issued 6,489 shares of common stock under the ESPP resulting in proceeds of $0.8 million and recorded share-based compensation expense of $78 thousand in connection with the ESPP related to the amount of the discount. In fiscal 2021, the Company issued 3,817 shares of common stock under the ESPP resulting in proceeds of $0.8 million and recorded share-based compensation expense of $74 thousand in connection with the ESPP related to the amount of the discount. In fiscal 2020, the Company issued 3,561 shares of common stock under the ESPP resulting in proceeds of $0.5 million and recorded share-based compensation expense of $50 thousand in connection with the ESPP related to the amount of the discount.

(8) Share-Based Compensation

Equity Incentive Plan

Pursuant to the Company's 2022 Equity Incentive Plan (the "Plan"), the Company's Board of Directors may grant stock options, restricted shares and restricted stock units to officers, directors, key crew and professional service providers. The Plan, as amended, allows for the issuance of up to a total of 4.3 million shares under the Plan. As of January 28, 2023, approximately 3.5 million stock options, restricted shares, or restricted stock units were available for grant.

Common Stock Options

All stock options have a term not greater than ten years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company's Board of Directors. Options granted to date generally vest over four years from the date of grant.

Stock option activity under the Plan was as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance as of February 1, 2020	231,525	$ 30.92	4.1
Granted	—	—	
Forfeited	(1,650)	31.49	
Exercised	(176,846)	30.23	
Balance as of January 30, 2021	53,029	33.22	3.2
Granted	—	—	
Forfeited	(432)	4.28	
Exercised	(12,834)	30.29	
Balance as of January 29, 2022	39,763	34.48	2.3
Granted	—	—	
Forfeited	—	—	
Exercised	(21,737)	34.11	
Balance as of January 28, 2023	18,026	34.92	1.8
Exercisable as of January 28, 2023	18,026	$ 34.92	1.8

The fair value of each option award granted to crew, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model. The Company did not grant any stock options in fiscal 2022, fiscal 2021 and fiscal 2020.

The Company uses the simplified method to estimate the expected term of the option. The expected volatility incorporates historical and implied volatility of similar entities whose share prices are publicly available. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The total intrinsic value of stock options exercised during fiscal 2022, fiscal 2021 and fiscal 2020 was $3.1 million, $2.1 million and $17.6 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable was $2.9 million as of January 28, 2023. In fiscal 2022, fiscal 2021 and fiscal 2020, the Company received cash from the exercise of options of $0.8 million, $0.4 million and $5.3 million, respectively. Upon option exercise, the Company issued new shares of common stock.

Restricted Stock Units and Performance-Based Restricted Stock Units

All restricted stock units ("RSU") and performance-based restricted stock units ("PSU") vest in accordance with vesting conditions set by the compensation committee of the Company's Board of Directors. RSUs granted to date have vesting periods ranging from less than one year to five years from the date of grant and the fair value of RSUs is the market price of the underlying common stock on the date of grant. PSUs granted to date have vesting periods ranging from less than one year to five years from the date of grant.

PSUs that have a performance condition are subject to satisfaction of the applicable performance goals established for the respective grant. The Company periodically assesses the probability of achievement of the performance criteria and adjusts the amount of compensation expense accordingly. The fair value of these PSUs is the market price of the underlying common stock on the date of grant. Compensation is recognized over the vesting period and adjusted for the probability of achievement of the performance criteria.

PSUs that have a market condition based on our total shareholder return relative to a pre-defined peer group are subject to multi-year performance objectives with vesting periods of approximately three years from the date of grant (if the applicable performance objectives are achieved). The fair value of these PSUs are determined using a Monte Carlo simulation model, which utilizes multiple input variables such as (i) total shareholder return from the beginning of the performance cycle through the performance measurement date(s); (ii) volatility; (iii) risk-free interest rates; and (iv) the correlation of the pre-defined peer group's total shareholder return.

RSU and PSU activity under the Plan was as follows:

	Restricted Stock Units		Performance-Based Restricted Stock Units	
	Number	Weighted-Average Grant Date Fair Value	Number	Weighted-Average Grant Date Fair Value
Non-vested balance as of February 1, 2020	250,352	$ 79.37	357,166	$ 66.96
Granted	179,947	107.82	370,613	134.73
Vested	(102,382)	66.33	(127,622)	39.89
Forfeited	(23,519)	87.54	(340,381)	89.54
Non-vested balance as of January 30, 2021	304,398	99.94	259,776	151.73
Granted	77,966	185.62	89,460	196.36
Vested	(115,763)	95.79	—	—
Forfeited	(12,306)	124.14	—	—
Non-vested balance as of January 29, 2022	254,295	126.93	349,236	163.16
Granted	123,661	142.37	127,598	165.90
Vested	(122,349)	110.96	—	—
Forfeited	(29,218)	140.85	(18,772)	172.01
Non-vested balance as of January 28, 2023	226,389	$ 142.20	458,062	$ 163.56

In connection with the vesting of RSUs and PSUs during fiscal 2022, the Company withheld 31,971 shares with an aggregate value of $5.0 million in satisfaction of minimum tax withholding obligations due upon vesting. In connection with the vesting of RSUs and PSUs during fiscal 2021, the Company withheld 38,342 shares with an aggregate value of $7.3 million in satisfaction of minimum tax withholding obligations due upon vesting. In connection with the vesting of RSUs during fiscal 2020, the Company withheld 51,734 shares with an aggregate value of $3.9 million in satisfaction of minimum tax withholding obligations due upon vesting.

As of January 28, 2023, there was $30.6 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements (including stock options, RSUs and PSUs) granted under the Plan. The cost is expected to be recognized over a weighted average vesting period of 2.3 years.

Share Repurchase Program

On March 20, 2018, the Company's Board of Directors approved a share repurchase program authorizing the repurchase of up to $100 million of the Company's common stock through March 31, 2021, on the open market, in privately negotiated transactions, or otherwise. This program expired on March 31, 2021.

On March 9, 2021, our Board of Directors approved a new share repurchase program for up to $100 million of its common shares through March 31, 2024. In fiscal 2021, the Company repurchased 368,699 shares under this program at an aggregate cost of approximately $60.0 million, or an average price of $162.75 per share. In fiscal 2022, the Company repurchased 247,132 shares under this program at an aggregate cost of approximately $40.0 million, or an average price of $161.88 per share. We have exhausted repurchases under this program.

On June 14, 2022, our Board of Directors approved a new share repurchase program for up to $100 million of our common stock through June 30, 2025. As of January 28, 2023, we have not made any repurchases under this program.

Since approval of the share repurchase program in March 2018, we have purchased approximately 1,100,000 shares for an aggregate cost of approximately $150 million. There can be no assurances that any additional repurchases will be completed, or as to the timing or amount of any repurchases. The share repurchase program may be modified or discontinued at any time.

(9) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

As of January 28, 2023, there were no material valuation allowances that have been provided for net deferred tax assets as management believes that it is more likely than not that the Company will realize all material deferred tax assets before any expirations as of January 28, 2023.

The components of the income tax expense are as follows (in thousands):

| | | Fiscal Year | | | | |
		2022		2021		2020
Current:						
Federal	$	49,470	$	68,224	$	2,276
State		13,541		12,424		7,235
		63,011		80,648		9,511
Deferred:						
Federal		21,232		6,088		21,954
State		1,763		1,157		(1,759)
		22,995		7,245		20,195
Income tax expense	$	86,006	$	87,893	$	29,706

The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

| | Fiscal Year | | |
	2022	2021	2020
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	3.5	2.9	2.8
Other [1]	0.2	0.1	(4.4)
	24.7 %	24.0 %	19.4 %

(1)   Other line includes excess tax benefits relating to share-based payment accounting.

The effective tax rate for fiscal 2022 compared to fiscal 2021 was primarily driven by discrete items, which includes the impact of ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" with respect to the requirements to recognize excess income tax benefits or deficiencies as income tax benefit or expense in the consolidated statements of operations rather than as additional paid-in capital in the consolidated balance sheets. The effective tax rate for fiscal 2021 compared to fiscal 2020 was primarily driven by discrete items, which includes the impact of ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" with respect to the requirements to recognize excess income tax benefits or deficiencies as income tax benefit or expense in the consolidated statements of operations rather than as additional paid-in capital in the consolidated balance sheets and the impact of the CARES Act in fiscal 2020.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are (in thousands):

	January 28, 2023	January 29, 2022
Deferred tax assets:		
Net operating loss carryforwards	$ 230	$ —
Inventories	18,463	18,561
Deferred revenue	3,156	1,821
Accrued bonus	2,132	8,224
Operating lease liabilities	379,059	335,960
Other	9,758	7,947
Deferred tax assets	412,798	372,513
Valuation allowance	(1,442)	(1,383)
Deferred tax assets, net of valuation allowance	411,356	371,130
Deferred tax liabilities:		
Property and equipment	(127,477)	(107,953)
Operating lease assets	(340,298)	(297,786)
Other	(2,732)	(1,547)
Deferred tax liabilities	(470,507)	(407,286)
	$ (59,151)	$ (36,156)

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company's balance sheets as of January 28, 2023 and January 29, 2022, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the consolidated statements of operations for fiscal 2022, fiscal 2021, or fiscal 2020.

The Company files a federal income tax return as well as state tax returns. The Company's U.S. federal income tax returns for the fiscal years ended February 1, 2020 and thereafter remain subject to examination by the U.S. Internal Revenue Service. State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods up to three years to four years depending on the state.

(10) Employee Benefit Plan

The Company has a 401(k) Retirement Savings Plan and crew can contribute up to the maximum amount allowed under law. The Company may make discretionary matching and profit sharing contributions. During fiscal 2022, fiscal 2021 and fiscal 2020, the Company made matching contributions of $5.0 million, $4.2 million and $2.8 million, respectively.

(11) Segment Reporting

The Company evaluates performance internally and manages the business on the basis of one operating segment; therefore, it has only one reportable segment. All of the Company's identifiable assets are located in the United States.

Set forth below is data for the following groups of products: leisure, fashion and home, and snack and seasonal. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

| | Percentage of Net Sales | | |
| | Fiscal Year | | |
	2022	2021	2020
Leisure	47.6 %	49.6 %	49.2 %
Fashion and home	29.2 %	30.2 %	35.8 %
Snack and seasonal	23.2 %	20.2 %	15.0 %
Total	100.0 %	100.0 %	100.0 %

Leisure includes items such as sporting goods, games, toys, tech, books, electronic accessories, arts and crafts, and party. *Fashion and home* includes items such as personal accessories, "attitude" t-shirts, beauty offerings, home goods and storage options. *Snack and seasonal* includes items such as seasonal goods, greeting cards, candy and other snacks, and beverages.

(12) Quarterly Results of Operations and Seasonality (Unaudited)

Quarterly financial results for fiscal 2022 and fiscal 2021 were as follows (in thousands except for per share data):

| | Fiscal Year 2022 [1] | | | | Fiscal Year 2021 [1] | | | |
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$1,122,751	$ 645,034	$ 668,927	$ 639,596	$996,332	$607,645	$646,554	$597,823
Gross profit	$ 452,397	$ 207,808	$ 228,509	$ 206,777	$396,894	$202,362	$230,319	$200,869
Net income	$ 171,320	$ 16,146	$ 41,344	$ 32,718	$140,196	$ 24,177	$ 64,841	$ 49,596
Basic income per common share	$ 3.09	$ 0.29	$ 0.74	$ 0.59	$ 2.50	$ 0.43	$ 1.16	$ 0.89
Diluted income per common share	$ 3.07	$ 0.29	$ 0.74	$ 0.59	$ 2.49	$ 0.43	$ 1.15	$ 0.88

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for the fiscal year due to rounding.

The Company's business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the fourth quarter holiday season and, therefore, operating results for any fiscal quarter are not necessarily indicative of results for the full fiscal year. To prepare for the holiday season, the Company must order and keep in stock more merchandise than it carries during other parts of the year. The Company expects inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, the Company experiences fluctuations in net sales and working capital requirements during the fiscal year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 10-K pursuant to Rule 13a-15(b) of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K are effective at a reasonable assurance level in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. While our disclosure controls and procedures are designed to provide reasonable assurance of their effectiveness, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the thirteen weeks ended January 28, 2023, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 28, 2023. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control - Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of January 28, 2023, the company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the company's internal control over financial reporting as of January 28, 2023 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report dated March 16, 2023 that appears below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Five Below, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Five Below, Inc. and subsidiary's (the Company) internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 28, 2023 and January 29, 2022, the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended January 28, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is included in the "Board of Directors-Nominees for Election to the Board of Directors for a Three-Year Term Expiring at the 2025 Annual Meeting," "Board of Directors-Members of the Board of Directors Continuing in Office for a Term Expiring at the 2024 Annual Meeting," "Board of Directors-Members of the Board of Directors Continuing in Office for a Term Expiring at the 2023 Annual Meeting," "Executive Officers," "Board of Directors-Code of Business Conduct and Ethics," "Board of Directors-Committees of the Board of Directors," and "Board of Directors-Director Nomination Process" sections of our proxy statement for the 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission, and is incorporated by reference herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is included in the "Compensation Discussion and Analysis," "Executive Compensation," "Board of Directors–Director Compensation," "Board of Directors–Board Leadership Structure and Board's Role in Risk Oversight," "Board of Directors–Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" sections of our proxy statement for the 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission, and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is included in the "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" sections of our proxy statement for the 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission, and is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is included in the "Certain Relationships and Related Party Transactions" and "Board of Directors–Director Independence" sections of our proxy statement for the 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission, and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is included in the "Proposal 2, Ratification of Independent Registered Public Accounting Firm" section of our proxy statement for the 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission, and is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENTS SCHEDULES

(a) 1. Consolidated Financial Statements

The consolidated financial statements of the Company filed as part of this Annual Report on Form 10-K are included in Part II, Item 8 beginning on page 48.

2. Consolidated Financial Statements Schedules

All schedules are omitted because they are not applicable or because the required information is either not material or is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Five Below, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2022)
3.2	Amended and Restated Bylaws of Five Below, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2022)
4.1	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on July 9, 2012)
4.2	Description of Five Below's Securities (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2020)
10.1†	Five Below, Inc. 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2012)
10.2†	Five Below, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 1, 2016)
10.3a†	Form of Non-Qualified Stock Option Agreement (Crew) (used for options granted prior to May 21, 2013) (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on April 18, 2012)
10.3b†	Form of Non-Qualified Stock Option Agreement (Crew) (used for options granted after May 21, 2013 and prior to June 30, 2014) (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2013)
10.3c†	Form of Non-Qualified Stock Option Agreement for Crew (used for options granted after June 30, 2014) (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2014)
10.4a†	Form of Non-Qualified Stock Option Agreement (Executives) (used for options granted prior to May 21, 2013) (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on April 18, 2012)
10.4b†	Form of Non-Qualified Stock Option Agreement (Executives) (used for options granted after May 21, 2013 and prior to June 30, 2014) (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2013)

10.4c†	Form of Non-Qualified Stock Option Agreement for Executives (used for options granted after June 30, 2014) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2014)
10.5†	Form of Award Agreement for Restricted Shares under the Five Below, Inc. Equity Incentive Plan (Crew) (incorporated by reference to Exhibit 10.14 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on June 12, 2012)
10.6†	Form of Award Agreement for Restricted Shares under the Five Below, Inc. Amended and Restated Equity Incentive Plan (Directors) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2013)
10.7†	Form of Award Agreement for Restricted Stock Units (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2014)
10.8†	Form of Award Agreement for Restricted Stock Units (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2014)
10.9†	Form of Award Agreement for Restricted Stock Units (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2016)
10.10†	Form of Award Agreement for Restricted Stock Units (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2018)
10.11†	Form of Award Agreement for Performance-Based Restricted Stock Units (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2018)
10.12†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on May 24, 2012)
10.13†	Letter Employment Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on April 18, 2012)
10.14†	Amendment to Employment Agreement, dated September 28, 2011, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on April 18, 2012)
10.15†	Amendment, dated February 18, 2015, to Employment Letter, dated October 14, 2010, as amended, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2015)
10.16†	Letter Employment Agreement, dated April 16, 2012, by and between Kenneth R. Bull and Five Below, Inc. (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Securities and Exchange Commission on April 18, 2012)
10.17†	Letter Employment Agreement, dated December 10, 2014, by and between Michael Romanko and Five Below, Inc. (incorporated by reference to Exhibit 10.23 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2015)
10.18†	Employment Letter and Non-Disclosure Agreement, each dated June 8, 2014, by and between Joel D. Anderson and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2014)
10.19†	Amendment to Employment Letter, dated December 4, 2014, by and between Joel D. Anderson and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2014)

10.20†	Second Amendment to Employment Letter, dated July 20, 2015, by and between Joel D. Anderson and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2015)
10.21†	Employment Letter and Non-Disclosure Agreement, each dated May 21, 2014, by and between Eric M. Specter and Five Below, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2014)
10.22†	Amendment to Employment Letter, dated March 11, 2016, by and between Eric M. Specter and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2016)
10.23	Fifth Amended and Restated Credit Agreement, dated April 24, 2020, among Five Below, Inc., 1616 Holdings, Inc., and Wells Fargo Bank, National Association, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2020)
10.24	Facility Guarantee, dated April 24, 2020, between 1616 Holdings, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2020)
10.25	Security Agreement, dated April 24, 2020, among Five Below, Inc., 1616 Holdings, Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2020)
10.26†	Employment Letter, dated April 6, 2017, by and between George S. Hill and Five Below, Inc. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2017)
10.27†	Five Below, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2017)
10.28†	Employment Letter, dated February 19, 2019, and Non-Solicitation, Non-Disclosure, Non-Compete and Proprietary Information Agreement by and between Judy Werthauser and Five Below, Inc. (incorporated by reference to Exhibit 10.29 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2019)
10.29†	Form of Award Agreement for Restricted Stock Units under the Five Below, Inc. Amended and Restated Equity Incentive Plan (Directors) (incorporated by reference to Exhibit 10.30 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 29, 2019)
10.30†	Five Below, Inc. 2020 Performance Bonus Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2020)
10.31†	Form of Award Agreement for Performance-Based Restricted Stock Units under the Five Below, Inc. Amended and Restated Equity Incentive Plan (Directors) (incorporated by reference to Exhibit 10.33 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 3, 2020)
10.32	First Amendment to Credit Agreement, dated January 27, 2021, among the Company, 1616 Holdings, Inc., Wells Fargo Bank, National Association, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2021)
10.33†	The Five Below, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2021)

10.34†	The Five Below, Inc. Nonqualified Deferred Compensation Plan Adoption Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2021)
10.35†	Trust Agreement under the Five Below, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2021)
10.36†	Compensation Policy for Non-Crew Directors (incorporated by reference to Exhibit 10.34† of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 2, 2021)
10.37†	Form of Award Agreement for Performance-Based Restricted Stock Units under the Five Below, Inc. Amended and Restated Equity Incentive Plan (Directors) (incorporated by reference to Exhibit 10.35† of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 9, 2022)
10.38†	Five Below, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix A-1 to the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 5, 2022)
10.39†	Form of Restricted Stock Unit Grant Notice and Award Agreement under the Five Below, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 of the Company's registration statement on Form S-8, filed with the Securities and Exchange Commission on June 14, 2022)
10.40	Second Amendment to Credit Agreement, dated September 16, 2022, among the Company, 1616 Holdings, Inc., Wells Fargo Bank, National Association, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2022)
21.1	List of Subsidiaries of the Company (filed herewith)
23.1	Consent of KPMG LLP (filed herewith)
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101*	The following financial information from this Annual Report on Form 10-K, formatted in Inline XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets as of January 28, 2023 and January 29, 2022; (ii) the Consolidated Statements of Operations for Fiscal Years 2022, 2021, and 2020; (iii) the Consolidated Statements of Changes in Shareholders' Equity for Fiscal Years 2022, 2021, and 2020; (iv) the Consolidated Statements of Cash Flows for Fiscal Years 2022, 2021, and 2020 and (v) the Notes to Consolidated Financial Statements, in each case, tagged in detail.
104*	Cover Page to this Annual Report on Form 10-K formatted in Inline XBRL and contained in Exhibit 101.

† Management contract or compensatory plan or arrangement.

* Pursuant to applicable securities laws and regulations, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

ITEM 16. FORM 10-K SUMMARY

Optional disclosure not included in this report.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on the 16th day of March 2023.

FIVE BELOW, INC.

By: /s/ Joel D. Anderson
Name: Joel D. Anderson
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas G. Vellios Thomas G. Vellios	Non-Executive Chairman of the Board	March 16, 2023
/s/ Joel D. Anderson Joel D. Anderson	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2023
/s/ Kenneth R. Bull Kenneth R. Bull	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2023
/s/ Kathleen S. Barclay Kathleen S. Barclay	Director	March 16, 2023
/s/ Catherine E. Buggeln Catherine E. Buggeln	Director	March 16, 2023
/s/ Michael F. Devine III Michael F. Devine III	Director	March 16, 2023
/s/ Bernard J. Kim Bernard J. Kim	Director	March 16, 2023
/s/ Dinesh Lathi Dinesh Lathi	Director	March 16, 2023
/s/ Richard L. Markee Richard L. Markee	Director	March 16, 2023
/s/ Thomas M. Ryan Thomas M. Ryan	Director	March 16, 2023
/s/ Ronald L. Sargent Ronald L. Sargent	Director	March 16, 2023
/s/ Zuhairah S. Washington Zuhairah S. Washington	Director	March 16, 2023

five BEL°W
2022 ANNUAL REPORT

EXECUTIVE OFFICERS

Joel D. Anderson
President and Chief Executive Officer

Kenneth R. Bull
Chief Operating Officer, Chief Financial Officer
and Treasurer

George S. Hill
Chief Retail Officer

Michael F. Romanko
Chief Merchandising Officer

Eric M. Specter
Chief Administrative Officer

BOARD OF DIRECTORS

Joel D. Anderson
President and Chief Executive Officer, Five Below, Inc.

Kathleen S. Barclay
Former Senior Vice President, The Kroger Co.

Catherine E. Buggeln
Retail and Brand Consultant

Michael F. Devine, III
Former Executive Vice President and
Chief Financial Officer, Coach, Inc.

Bernard Kim
Chief Executive Officer, Match Group, Inc.

Dinesh S. Lathi
Chairman, RugsUSA, LLC

Richard L. Markee
Former Chairman and Chief Executive Officer,
Vitamin Shoppe, Inc.

Thomas M. Ryan
Former Chairman, President and
Chief Executive Officer, CVS Health

Ronald L. Sargent
Former Chairman and
Chief Executive Officer, Staples, Inc.

Thomas G. Vellios
Chairman and Co-Founder, Five Below, Inc.

Zuhairah S. Washington
President, Otrium

Corporate Headquarters
Five Below, Inc. - WowTown
701 Market Street
Suite 300
Philadelphia, PA 19106

www.fivebelow.com

Independent Registered Public Accounting Firm
KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
800-368-5948

Stock Exchange Listing
The NASDAQ Global Select Market

Ticker
FIVE

Investor Relations
Five Below, Inc.
Christiane Pelz
Vice President, Investor Relations and Treasury
215-207-2658
investorrelations@fivebelow.com






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five BELOW
701 market street, suite 300 | philadelphia, pa 19106
215-546-7909 | fivebelow.com